Filed by: ADVA Optical Networking SE

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

Mandatory publication pursuant to Section 27 para. 3 sentence 1 and

Section 14 para. 3 sentence 1 of the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz – WpÜG)

Joint Reasoned Statement of the Management Board and Supervisory Board

of

ADVA Optical Networking SE

Märzenquelle 1-3, 98617 Meiningen-Dreißigacker, Germany

pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG)

regarding the voluntary public takeover offer (exchange offer)

of

Acorn HoldCo, Inc.

Corporation Trust Center, 1209 Orange Street, Wilmington,

Delaware, United States of America

to the shareholders of ADVA Optical Networking SE

Shares of ADVA Optical Networking SE:	ISIN DE0005103006
Tendered Shares of ADVA Optical Networking SE:	ISIN DE000A3MQBT1
Shares of Acorn HoldCo, Inc.:	ISIN US00486H1059

TABLE OF CONTENTS

1.	GENERAL INFORMATION ON THIS STATEMENT			5

	1.1	Legal basis		5

	1.2	Factual basis		6

	1.3	Publication of this Reasoned Statement and additional reasoned statements on amendments to the Takeover Offer		6

	1.4	Personal responsibility of the ADVA Shareholders		7

	1.5	Special notice to ADVA Shareholders with domicile, registered office or habitual abode in the United States of America or elsewhere outside the European Economic Area		7

	1.6	Registration Statement		8

	1.7	Statement by the employees		8

2.	INFORMATION ON THE BIDDER, ADVA AND ADTRAN			8

	2.1	Bidder		9

		(a)	General information	9

		(b)	Composition of the Board of Directors	9

		(c)	Capital structure and shareholder structure	10

		(d)	Bidder’s business activity	11

	2.2	ADVA		11

		(a)	Legal basis	11

		(b)	Capital structure of ADVA	11

		(c)	Management Board and Supervisory Board members of ADVA	12

		(d)	Shareholder structure of ADVA	12

		(e)	Overview of ADVA’s business activity	13

	2.3	Information on ADTRAN		14

		(a)	Legal basis	14

		(b)	Capital structure of ADTRAN	14

		(c)	Members of the Board of Directors of ADTRAN	14

		(d)	Shareholder structure of ADTRAN	15

		(e)	Overview of business activity	15

	2.4	Additional information		15

		(a)	Persons acting jointly with the Bidder	16

		(b)	ADVA Shares held by the Bidder and persons acting jointly with the Bidder	16

		(c)	Disclosures concerning securities transactions	16

		(d)	Possible parallel transactions	16

3.	INFORMATION ABOUT THE TAKEOVER OFFER			17

	3.1	Execution of the offer		17

	3.2	Publication of the decision to make the Takeover Offer		17

	3.3	Review by BaFin and publication of the Offer Document		17

	3.4	Acceptance of the Takeover Offer outside of Germany or the United States		18

	3.5	Background of the Takeover Offer		18

		(a)	Business Combination Agreement	18

		(b)	The Takeover Offer	19

		(c)	The ADTRAN Merger	20

		(d)	Statement with respect to the strategy and goals of the business combination	20

	3.6	Main details of the Takeover Offer		22

		(a)	Acceptance Period	22

		(b)	Additional Acceptance Period	22

		(c)	Withdrawal rights	23

		(d)	Closing Conditions	23

		(e)	Stock exchange trading in tendered ADVA Shares	26

		(f)	Applicable law	26

		(g)	Publications	26

	3.7	Funds necessary to satisfy the Takeover Offer		27

	3.8	Authoritativeness of the Offer Document		28

4.	TYPE AND AMOUNT OF THE CONSIDERATION OFFERED			28

	4.1	Type and amount of the consideration offered		28

	4.2	Minimum consideration according to statutory requirements		29

	4.3	Valuation of the Bidder		30

	4.4	Statement on the type and the amount of the consideration		31

		(a)	Fairness opinions	32

		(b)	Comparison with historical stock prices and historical exchange ratios	35

		(c)	Irrevocable Undertakings	37

		(d)	Assessment of financial analysts	37

		(e)	Assessment based on the discounted cash flow approach	39

		(f)	Valuation based on valuation-multiples	39

		(g)	Overall assessment of the Offer Consideration’s financial fairness	39

5.	THE BIDDER’S AND ADTRAN’S OBJECTIVES AND INTENTIONS			40

	5.1	Future business activity of ADVA, use of the assets and future obligations		40

	5.3	Management Board and Supervisory Board of ADVA	41

	5.4	Employees of and employee representation at ADVA	42

	5.5	Possible structural measures or delisting after closing	42

		(a) Domination and profit and loss transfer agreement	42

		(b) Squeeze-out	43

		(c) Acquisition of further shares to enable structural measures	44

		(d) Delisting	44

	5.6	Intentions of the Bidder and ADTRAN regarding the Bidder	45

	5.7	Intentions of the Bidder and ADTRAN regarding the ADTRAN	45

6.	ASSESSMENT OF THE BIDDER’S OBJECTIVES AND THEIR ANTICIPATED CONSEQUENCES FOR ADVA		46

	6.1	Future business activity of ADVA, use of the assets and future obligations	46

		(a) Business Combination Agreement as the foundation for the business combination	46

		(b) Objectives of the business combination and future business operations	46

		(c) Use of the assets and future obligations	47

	6.2	ADVA’s registered office and locations	47

	6.3	Management Board and Supervisory Board of ADVA	48

	6.4	Employees of and employee representation at ADVA	48

	6.5	Possible structural measures or delisting after closing	49

	6.6	Financial consequences for ADVA	50

		(a) Financing	50

		(b) Dividend policy	50

		(c) Tax consequences	50

	6.7	Intentions of the Bidder and ADTRAN regarding the Bidder	51

	6.8	Intentions of the Bidder and ADTRAN regarding ADTRAN	51

7.	IMPACT ON ADVA SHAREHOLDERS		51

	7.1	Possible impact on ADVA Shareholders who accept the exchange offer	52

	7.2	Possible impact on ADVA Shareholders who do not accept the Takeover Offer	54

8.	OFFICIAL APPROVALS AND PROCEDURES		56

9.	INTERESTS OF MEMBERS OF THE MANAGEMENT BOARD AND OF THE SUPERVISORY BOARD		58

	9.1	Membership of the board and senior management team of the Bidder as a new holding company	59

	9.2	Treatment of stock option plans	61

10.	THE INTENTION OF THE MEMBERS OF THE MANAGEMENT BOARD AND OF THE SUPERVISORY BOARD TO ACCEPT THE OFFER		61

11.	RECOMMENDATION		62

DEFINITIONS

Acceptance Period	22
Additional Acceptance Period	22
ADTRAN	5
ADTRAN Merger	8
ADVA	5
ADVA Group	5
ADVA Share(s)	5
ADVA Shareholders	5
AktG	44
Authorised Capital 2019/I	12
BaFin	17
Banking Day	6
BCA	6
Bidder’s Board of Directors	9
Bieterin	5
CET	6
Closing Condition(s)	23
Combined Group	9
Competing Offer	22
Completion of the Business Combination	9
EDGAR	17
EGORA	16
EUR	6
Exchange Act	6
Exchange Ratio	5
Fairness Opinions	32

GrEstG	50
HoldCo Offer Share(s)	5
IDW	33
Jefferies	32
Jefferies Fairness Opinion	32
KPMG-Fairness Opinion	32
Management Board	5
Merger Sub	6
NASDAQ	5
Offer	5
Offer Consideration	5
Offer Document	5
Reasoned Statement	5
Registration Statement	8
Relevant Period	30
SEC	7
Securities Act	58
Settlement Agent	17
Supervisory Board	5
Takeover Offer	5
Three-Month Average Price	29
UmwG	43
USD	6
WpÜG	5
WpÜG-AngebotsVO	17

1.	GENERAL INFORMATION ON THIS STATEMENT

Acorn HoldCo, Inc., Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, United States (“Bidder”), is a corporation incorporated under the laws of the state of Delaware, United States. It is a wholly-owned subsidiary of ADTRAN, Inc., a corporation incorporated under the laws of the state of Delaware, United States (“ADTRAN”). On November 12, 2021, the Bidder published the Offer Document (including Annexes 1: “Persons acting jointly with the Bidder”, 2: “Direct and indirect subsidiaries of the Target Company”, 3: “Section 2 no. 2 of the WpÜG-Offer Regulation in conjunction with Article 1 para. 4 lit f) Prospectus Regulation and in conjunction with the respective specifications in the Delegated Regulation”, and 4: “ADTRAN Trading Data”, together the “Offer Document”) for its voluntary public takeover offer in the form of an exchange offer (“Takeover Offer” or the “Offer”) to all shareholders of ADVA Optical Networking SE having its registered office in Meiningen, Germany (“ADVA” and, together with its affiliates, “ADVA Group”).

The Takeover Offer is directed to all shareholders of ADVA (“ADVA Shareholders”). The object is to acquire all ordinary bearer shares without par value [auf den Inhaber lautende nennbetraglose Stückaktien] of ADVA (ISIN DE0005103006) not directly held by the Bidder, each with a proportional interest in the share capital of EUR 1.00 and each with full dividend rights and all ancillary rights associated therewith at the time of the completion of the Takeover Offer (“ADVA Shares” and, individually, each one “ADVA Share”). 0.8244 common shares of the Bidder (“HoldCo Offer Shares” and, individually, each one “HoldCo Offer Share”) with a nominal value of USD 0.01 are offered as consideration in exchange for one ADVA Share (“Offer Consideration”). This corresponds to an Exchange Ratio of 0.8244 HoldCo Offer Shares for one ADVA Share (“Exchange Ratio”). Pursuant to Section 1.1 of the Offer Document, the HoldCo Offer Shares will be granted equal status with all other common shares of the Bidder, in particular with respect to dividends and voting rights. All shares of the Bidder will be admitted to trading both on the Nasdaq Global Select Stock Market (“NASDAQ”) and on the regulated market of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard).

On November 12, 2021, the Offer Document was sent to the Management Board of ADVA (“Management Board”). On the same day, in accordance with its statutory duties, the Management Board forwarded the Offer Document to the Supervisory Board of ADVA (“Supervisory Board”) as well as – since there is no works council at ADVA – directly to ADVA’s employees.

The Management Board and Supervisory Board carefully reviewed the Bidder’s Takeover Offer and deliberated in separate sessions on November 23, 2021. In this respect, they issue this joint statement pursuant to Section 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – ”WpÜG”) (“Reasoned Statement”), which they each resolved unanimously on November 23, 2021.

1.1	Legal basis

Pursuant to Section 27 para. 2 sentence 1 WpÜG (all provisions of the WpÜG’s third part, here and in the following, are applicable pursuant to Section 34 WpÜG), the management board and the supervisory board of a target company are required to issue a reasoned statement on a takeover offer and all amendments thereto. The Management Board and Supervisory Board have resolved to issue this statement jointly as their Reasoned Statement.

Furthermore, the Management Board and Supervisory Board will issue and publish an English translation of this Statement. This is stipulated by US law by Rule 14e-2 under the United States Securities Exchange Act of 1934 (as amended – the “Exchange Act”). The publication of the translated Statement will be available at www.sec.gov.]

1.2	Factual basis

Unless stated otherwise, time data in this Reasoned Statement relate to Central European Time (depending on the time of year, daylight saving time or standard time, collectively “CET”). To the extent that terms like “currently”, “at present”, “at the moment”, “at this point in time” or “today” or similar terms are used in the Reasoned Statement, unless explicitly stated otherwise, these refer to the day of publication of the Reasoned Statement, i.e. to November 23, 2021.

References in the Reasoned Statement to a “Banking Day” refer to any day on which the banks in Frankfurt am Main, Germany, are open for general business. References to “EUR” refer to euros. References to “USD” relate to US dollars. References to “subsidiaries” refer to subsidiaries within the meaning of Section 2 para. 6 WpÜG.

The Reasoned Statement contains forecasts, assessments, evaluations, forward-looking statements and declarations of intent. Such statements are indicated in particular by expressions such as “expects”, “believes”, “is of the opinion”, “attempts”, “estimates”, “intends”, “plans”, “assumes” and “endeavours”. Among other things, these forward-looking statements contain statements regarding benefits of the proposed merger, expected synergies, etc. Such statements, forecasts, assessments, evaluations, forward-looking statements and declarations of intent are based on information that was available to the Management Board and Supervisory Board on the day of publication of the Reasoned Statement and/or reflect their assessments or intentions as at said point in time. These particulars are subject to change following the publication of the Reasoned Statement. No assurances can be given that the forward-looking statements will prove to be accurate or correct or that the forecast or expected results will be reached. The Management Board and Supervisory Board assume no obligation to update the Reasoned Statement, unless required by law.

The particulars in this document regarding the Bidder and the Takeover Offer are based on the particulars in the Offer Document, the Business Combination Agreement (“BCA”) concluded on August 30, 2021, between ADTRAN, the Bidder, Acorn MergeCo, Inc. (“Merger Sub”) and ADVA and other publicly available information (unless expressly stated otherwise). The Management Board and Supervisory Board point out that they are unable to fully review the particulars provided by the Bidder in the Offer Document and are unable to guarantee the implementation of the Bidder’s intentions stated therein.

1.3	Publication of this Reasoned Statement and additional reasoned statements on amendments to the Takeover Offer

Pursuant to Section 27 para. 3 in conjunction with Section 14 para. 3 sentence1 WpÜG, the Reasoned Statement (along with any additional reasoned statements on amendments to the Takeover Offer) will be published on ADVA’s website at http://www.adva.com (under Investor Relations). Copies of the Reasoned Statement and any additional reasoned statements on amendments to the Takeover Offer can also be obtained free of charge from ADVA Optical Networking SE, Fraunhoferstr. 9a, 82152 Martinsried/Munich (fax: +49 89 890 665 199; email: ir@adva.com). The publication of the Offer Document and availability of copies free of charge is announced in the German Federal Gazette [Bundesanzeiger].

The Reasoned Statement and any additional reasoned statements on amendments to the Takeover Offer will be published in German and as a non-binding English translation. However, the Management Board and Supervisory Board assume no liability for the correctness and completeness of the English translation. Only the German version is authoritative.

1.4	Personal responsibility of the ADVA Shareholders

The Management Board and Supervisory Board point out that the description of the Bidder’s Takeover Offer contained in this Reasoned Statement does not purport to be complete and that solely the provisions of the Offer Document apply to the content and settlement of the takeover offer. The assessments in the Reasoned Statement of the Management Board and Supervisory Board are non-binding upon the ADVA Shareholders. In consideration of the overall circumstances, their individual situation (including their individual personal tax situation) and their personal assessment of the future development of the value and stock exchange price of the ADVA Shares and the Bidder’s shares, each ADVA Shareholder must assess on their own whether they will accept the Takeover Offer and, if so, for how many of the ADVA Shares.

When deciding whether or not to accept the Takeover Offer, the ADVA Shareholders should use all available sources of information and take their personal circumstances sufficiently into account. In particular, the specific tax situation of individual ADVA Shareholders may in individual cases lead to assessments deviating from those submitted by the Management Board and Supervisory Board. The Management Board and Supervisory Board therefore recommend to the ADVA Shareholders that they consider obtaining independent tax and legal advice, and assume no liability for the decision of an ADVA Shareholder with regard to the Takeover Offer.

The Management Board and Supervisory Board point out that they are unable to verify whether, when accepting the Takeover Offer, the ADVA Shareholders meet all legal obligations that apply to them personally. The Management Board and Supervisory Board recommend in particular that anyone who receives the Offer Document outside the Federal Republic of Germany or who would like to accept the Takeover Offer, but is subject to securities legislation of a legal system other than that of the Federal Republic of Germany should acquaint herself or himself with these statutory provisions and comply with them.

In particular, the Management Board and Supervisory Board urgently advise to read the Offer Document carefully.

To the extent that the ADVA Shareholders wish to accept the Takeover Offer, they are responsible themselves for complying with the requirements and conditions described in the Offer Document.

1.5	Special notice to ADVA Shareholders with domicile, registered office or habitual abode in the United States of America or elsewhere outside the European Economic Area

According to the Bidder’s statements in Section 1.2 of the Offer Document, the Takeover Offer is being made in the United States on the basis of, and in compliance with, the applicable provisions of Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder by the U.S. Securities and Exchange Commission (“SEC”) . The offer is an offer for the acquisition of shares in a listed European corporation [Societas Europaea – SE] established in Germany and is subject to the statutory provisions of the Federal Republic of Germany on the implementation, and the publication duties, with respect to such an offer. These provisions differ significantly from the provisions in the United States. In particular, the payment and settlement procedure with respect to the Takeover Offer will be based on the applicable German provisions, which differ from those that apply to the payment and settlement procedures customary in the United States.

Furthermore, the Bidder points out that receiving the Offer Consideration as defined in Section 4 of the Offer Document may constitute a taxable transaction under the respective applicable law, including the law applicable at the domicile, registered office or abode of the respective shareholder. ADVA Shareholders are therefore advised to consult an independent tax adviser with respect to the tax implications of accepting the offer.

For further details regarding the notices, reference is made to Section 1.2 of the Offer Document.

1.6	Registration Statement

Due to applicable U.S. securities laws, the Bidder is required to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”) with respect to the HoldCo Shares offered as part of the Takeover Offer and the ADTRAN merger. The SEC must declare the Registration Statement effective prior to the expiry of the Acceptance Period. The status of the proceedings is described in Section 8 of this Reasoned Statement.

1.7	Statement by the employees

Pursuant to Section 27 para. 2 WpÜG, the competent works council may provide a statement regarding the Takeover Offer to the Management Board, which the Management Board must attach to its Reasoned Statement irrespective of its obligation under Section 27 para. 3 sentence 1 WpÜG to publish the statement without undue delay. If there is no works council, the employees of the target company are directly entitled to the aforementioned right. As ADVA only has an SE works council, which is not a works council within the meaning of Section 27 para. 2 WpÜG, ADVA employees can provide a statement regarding the Takeover Offer to the Management Board. By the date of publication of this Statement no statement of the employees had been received by the Management Board.

2.	INFORMATION ON THE BIDDER, ADVA AND ADTRAN

On August 30, 2021, ADVA, ADTRAN, the Bidder and Merger Sub concluded the BCA, which aims at a merger of ADVA and ADTRAN to form a leading company in the field of optical transmission technology for company, access and wide-area networks. The BCA provides for a merger of ADVA and ADTRAN under the Bidder as newly formed holding company having its registered office in the United States.

To this end, ADVA is to become a subsidiary of the Bidder by way of the present Takeover Offer.

ADTRAN is to be merged with the Bidder by way of a merger under US law. To this end, prior to the conclusion of the BCA, ADTRAN established the Bidder as a wholly-owned subsidiary which, in turn, also established a wholly-owned subsidiary (Merger Sub). The transfer of ADTRAN to the Bidder is to be achieved by way of a merger of Merger Sub with ADTRAN (“ADTRAN Merger”). Upon the ADTRAN Merger taking effect, Merger Sub will cease to exist, while ADTRAN will continue to exist as a fully-owned subsidiary of the Bidder. At the same time, ADTRAN Shareholders will become shareholders of the Bidder. For each ADTRAN Share they will receive one share of the Bidder. ADTRAN’s treasury shares will not be exchanged, but cancelled. The corporate law of the State of Delaware requires that a simple majority of ADTRAN shareholders consents to the ADTRAN Merger. This vote is to take place prior to the expiry of the Acceptance Period (as defined in 3.6(a)).

The Bidder’s shares are to be admitted to trading on NASDAQ and the Frankfurt Stock Exchange. Upon the merger taking effect, the Bidder will fully replace ADTRAN. At that time, the Bidder will have no material assets other than the shares in ADTRAN. ADTRAN’s obligation to complete the merger is subject to the condition of fulfilment of all offer conditions. In accordance with the statutory provisions and the stipulations in the BCA, fulfilment of a condition can also be replaced with a waiver. Upon fulfilment or waiver of all offer conditions, ADTRAN will have a “Certificate of Merger” created which will be filed with the Secretary of State of Delaware. The ADTRAN Merger will become effective once the Certificate of Merger has been filed with the Secretary of State of Delaware. The ADTRAN Merger is to take effect, before the Exchange Offer is settled. The Bidder and the corporate group associated with it after the completion of the ADTRAN Merger and the settlement of the Takeover Offer (collectively “Completion of the Business Combination”), including ADVA and ADTRAN, will hereafter be referred to as the “Combined Group” .

2.1	Bidder

The following information has been taken from the Offer Document published by the Bidder, and the BCA. The members of the Management Board and Supervisory Board are not aware of any information to the contrary. Further information can be found in Section 6 of the Offer Document.

(a)	General information

The Bidder was incorporated as a corporation under the laws of the State of Delaware on August 10, 2021, and is governed by the law of that state. Its financial year corresponds to the calendar year. The Bidder’s registered office is at Corporation Trust Center, 1209 N. Orange Street, Wilmington, Delaware, United States. Its headquarters is at 901 Explorer Boulevard, Huntsville, Alabama, United States. Upon the Completion of the Business Combination, the Bidder is to bear the name “ADTRAN Holdings, Inc.”.

As of the date of publication of the Offer Document, the Bidder is a wholly-owned subsidiary of ADTRAN. To date, it has not engaged in any significant activities that are not linked to the preparation of the business combination. Upon the Completion of the Business Combination, the Bidder as the parent company and ultimate holding company is to combine ADVA and ADTRAN into a single organisation.

(b)	Composition of the Board of Directors

The Bidder has a single management body, which is constituted in accordance with the corporate law of the State of Delaware.

ADVA and ADTRAN stipulated in the BCA what composition of the management body should be striven for after the Completion of the Business Combination. The Management Board and Supervisory Board unanimously approved this. The Management Board and Supervisory Board consider the intended composition to be expedient and welcome it.

(i)	Composition before the Completion of the Business Combination

Currently, “Bidder’s Board of Directors” consists of Thomas R. Stanton and Michael K. Foliano, both of whom were designated by ADTRAN.

(ii)	Composition after the Completion of the Business Combination

The BCA stipulates that the Bidder’s Board of Directors will consist of nine members after the Completion of the Business Combination. In this regard, six of these members are to be designated by ADTRAN with members from its Board of Directors and three members are to be designated by ADVA with members from its Management Board and Supervisory Board. Upon the Completion of the Business Combination, seven of these members will be non-executive directors. Brian Protiva and Thomas Stanton will continue to be executive directors of the Bidder’s Board of Directors – Brian Protiva until the end of 2022 and Thomas Stanton as the Bidder’s Chief Executive Officer until further notice.

Based on what is currently known, the following persons are to be members of the Bidder’s Board of Directors after the Completion of the Business Combination.

•	Thomas R. Stanton (Chairman of the Board of Directors and CEO);

•	Brian Protiva (Vice Chairman of the Board of Directors);

•	H. Fenwick Huss;

•	Gregory McCray;

•	Balan Nair;

•	Jacqueline H. Rice;

•	Kathryn A. Walker;

•	Nikos Theodosopoulos; and

•	Prof. Dr Johanna Hey.

Furthermore, according to the statements in the Offer Document, Thomas Stanton, Michael Foliano and Christoph Glingener are to be members of the senior management team. The senior management team manages the operational business of the Bidder and, following the Completion of the Business Combination, the operational business of the Combined Group.

(iii)	Further information

Further information on the management of the Bidder after the Completion of the Business Combination can be found in Section 9.2.4 of the Offer Document.

(c)	Capital structure and shareholder structure

At this point in time, the Bidder has an issued share capital of USD 10, which is composed of 1,000 common shares with a nominal value of USD 0.01. At the time of the Completion of the Business Combination, the Bidder will be entitled to issue up to 200 million common shares with a nominal value of USD 0.01 (see Sections 6.4 and 14.2.1 of the Offer Document). Each of these shares grants pro rata entitlement to any dividends that might be paid in the future and carries one vote each with respect to all measures submitted to the shareholders. Further information on the Bidder’s shares can be found in the statements in Section 6.4 of the Offer Document.

Furthermore, as of the Completion of the Business Combination the Bidder will be entitled to issue up to 50 million preference shares with a nominal value of USD 0.01 per share. These will not be issued in connection with the Business Combination (see Section 6.4 of the Offer Document). For further details as to the shares of the Bidder see Section 6.4 of the Offer Document.

At present, ADTRAN is the Bidder’s sole shareholder. Information on ADTRAN’s shareholder structure can be found in 2.3(d) of this Reasoned Statement.

(d)	Bidder’s business activity

As of the date of publication of the Offer Document, the Bidder’s shares were not admitted to trading on the stock exchange. To date, it has not entered into any legal obligations, with the exception of those relating to the Offer Document, the BCA and the ADTRAN Merger. The Bidder holds no interest in any legal entity other than Merger Sub. However, after the Completion of the Business Combination, ADTRAN and ADVA will become direct subsidiaries of the Bidder. Merger Sub will be merged with and into ADTRAN.

2.2	ADVA

(a)	Legal basis

ADVA is a European corporation (Societas Europaea, SE) having its registered office in Meiningen, Thuringia, Germany, registered in the commercial register at the Local Court (Amtsgericht) of Jena under HRB 508155. The company’s business address is at Märzenquelle 1-3, 98617 Meiningen, village district Dreißigacker, Germany. The headquarters is located in Martinsried/Munich, Germany.

The object of the company, according to ADVA’s articles of association, is the development, production, marketing and distribution of optical, opto-electronic and electronic devices, software and systems as well as the rendering of related services. Furthermore, the company can conduct any transactions that are directly or indirectly suitable to serve the object of the company. The company is entitled to participate in companies with the same or a similar object and to act on their behalf. It is allowed to establish domestic and foreign branches. Moreover, the company is authorised to spin off its operations in whole or in part to affiliated companies or transfer them to affiliated companies. ADVA’s financial year corresponds to the calendar year.

A comprehensive list of ADVA’s subsidiaries can be found in Annex 2 of the Offer Document. These subsidiaries, together with ADVA and among themselves, are deemed to be acting jointly within the meaning of Section 2 para. 5 WpÜG.

(b)	Capital structure of ADVA

On the day of publication of the Reasoned Statement, ADVA’s share capital is EUR 51,445,892.00 and is divided into 51,445,892 no-par value common bearer shares, each with a proportional interest of EUR 1.00 per share in the share capital. ADVA currently holds no shares of its own.

Pursuant to art. 4 para. 4 of ADVA’s articles of association, the Management Board is authorised, with the approval of the Supervisory Board, to increase the share capital in the period until 21 May 2024 by up to EUR 24,965,477.00 against contributions in cash and/or in kind by issuing a total of up to 24,965,477 new no-par bearer shares (common shares) on one or several occasions (“Authorised

Capital 2019/I”). This authorisation may be utilised in partial amounts. The Management Board is authorised, with the Supervisory Board’s consent, to determine the further details of the rights attached to the shares and the conditions of the share issue. For capital increases against cash contributions, the ADVA Shareholders are, as a rule, to be granted a subscription right. However, The Management Board is authorised, with the Supervisory Board’s consent, to exclude the shareholders’ subscription right in certain cases: further details can be found in art. 4 para. 4 of the articles of association.

As of the date of publication of this Reasoned Statement, ADVA’s capital is conditionally increased by EUR 4,100,469.00 (Conditional Capital). The conditional capital regulated in art. 4 para. 5k of the articles of association serves exclusively to grant subscription rights to members of the Management Board and employees of the company as well as members of the management team and employees of affiliated companies on the basis of authorisations to issue stock options by the Annual General Meeting. The conditional capital increase is performed only to the extent that the holders of subscription rights make use of their right. Further details can be found in art. 4 para. 5k of the articles of association.

The ADVA Shares are admitted to trading on the regulated market (Prime Standard) of the Frankfurt Stock Exchange under ISIN DE0005103006. The ADVA Shares are listed on the SDAX stock index. Furthermore, the ADVA Shares are traded over the counter at the Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges as well as via Tradegate Exchange.

(c)	Management Board and Supervisory Board members of ADVA

The following persons are members of ADVA’s Management Board:

•	Brian Protiva, CEO

•	Christoph Glingener, Chief Technology Officer (CTO)

•	Ulrich Dopfer, Chief Financial Officer (CFO)

•	Scott St. John, Chief Marketing & Sales Officer (CMSO)

The following are members of ADVA’s Supervisory Board:

•	Nikos Theodosopoulos, Chairman

•	Prof. Dr Johanna Hey, Deputy Chair of the Supervisory Board

•	Michael Aquino

(d)	Shareholder structure of ADVA

Based on the voting rights notifications pursuant to Sections 33 ff. of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG) that were received by the company by November 23, 2021, the following persons currently hold shareholdings subject to notification (at least 3% of the voting rights)1 in ADVA within the meaning of Sections 33 ff. WpHG:

[1]

The percentages given here are calculated on the basis of a share capital of EUR 51,445,892 as of the date of this Reasoned Statement. Deviations to the respective notification of voting rights are due to the fact, that the share capital was lower then.

Shareholder	Absolute	Percentage of the share capital
EGORA Holding GmbH (according to the voting rights notification, 5,930,902 shares 11.61% were held by that company’s wholly-owned subsidiary EGORA Ventures GmbH, now operating under the name EGORA Investments GmbH)	7,456,749	14.49
DWS Investment GmbH (according to the voting rights notification, the shares are directly held by persons not being controlled by the notifier)	2,548,041	4.95
Janus Henderson Group Plc (according to the voting rights notification, the shares are directly held by Henderson Global Investors Limited and attributed to the notifier via Janus Henderson Holdings (UK) Limited)	2,265,570	4.40
UBS Group AG (according to the voting rights notification, the shares are held directly by and attributed to the notifier via UBS AG)	1,954,721	3.80
Dimensional Holdings, Inc. (according to the voting rights notification, the shares are directly held by Dimensional Fund Advisors LP and attributed to the notifier. For further details see the voting rights notification published on October 26, 2021.)	1,856,074	3.61

(e)	Overview of ADVA’s business activity

ADVA develops, manufactures and sells transmission technology for future-oriented telecommunications networks. The company’s products are based on a combination of fibre optic based optical transmission technology and Ethernet-based network access solutions. Since 2014 ADVA’s technology portfolio also comprises solutions for the synchronisation of communications networks. Moreover, ADVA offers a variety of services that assist the company’s customers with planning, launching and maintaining their networks. This service portfolio also comprises a network operation centre that allows experts to take over the operation of the network for customers. ADVA sells these products worldwide to a broad customer base, either via distributors or via its own distribution organisation. At the end of 2020, turnover was EUR 565 million. ADVA employs approximately 1,900 people and, with its 19 subsidiaries, operates in over fifteen countries in Europe, North and South America and Asia.

Further information on the company can be found in the annual and interim reports that are published online at www.adva.com under “About us”, “Investors”, “Financial results”.

2.3	Information on ADTRAN

The following details were taken from the Offer Document and/or the BCA. The Management Board and Supervisory Board did not verify this information. However, they are not aware of any information to the contrary based on the due diligence conducted prior to the signing of the BCA. Further details and information on ADTRAN can be found in the Offer Document.

(a)	Legal basis

ADTRAN is a listed stock corporation, incorporated under the laws of the State of Delaware, United States of America. The registered office is located at 901 Explorer Boulevard, Huntsville, Alabama, 35806. ADTRAN is the parent company of the ADTRAN Group.

(b)	Capital structure of ADTRAN

According to Section 6.2.1 of the Offer Document, as of October 31, 2021, 48,679,989 ADTRAN common shares with a nominal value of USD 0.01 each are outstanding. In addition, according to Section 6.2.1 of the Offer Document, ADTRAN holds 30,972,187 treasury shares that, as such, grant neither voting nor dividend rights and therefore deemed not to be issued. In the course of the ADTRAN Merger these treasury shares will be cancelled.

Moreover, ADTRAN has implemented programs with subscription rights to shares for its employees and board members. The subscription rights granted under these programmes are subject to the achievement of various performance targets and/or the expiry of certain waiting periods. One subscription right entitles its holder to subscribe for one ADTRAN Share. The subscription rights are granted on the basis of individual agreements with employees and are therefore issued on an ongoing basis. As soon as the waiting periods have expired and/or the performance targets have been met, the subscription rights can be exercised. The shares subscribed by the beneficiaries increase the number of issued shares. The number of ADTRAN Shares will therefore slightly increase until the ADTRAN Merger takes effect. In the course of the ADTRAN Merger, subscription rights that have been issued at the time of the completion of the ADTRAN Merger, but whose waiting period has not yet expired, will be converted into corresponding subscription rights to Bidder Shares. Under Section 6.2.1 of the Offer Document, the Bidder points out that in the period between October 31, 2021 and June 30, 2022 up to 2,252,307 new shares could be created through the exercise of subscription rights, which would increase the number of ADTRAN Shares outstanding as of June 30, 2020, to up to 50,932,296. For further details see Section 6.2.1 of the Offer Document.

(c)	Members of the Board of Directors of ADTRAN

The Board of Directors of ADTRAN is composed of the following members:

•	Thomas R. Stanton (Chairman of the Board of Directors);

•	H. Fenwick Huss (Lead Director);

•	Gregory McCray;

•	Balan Nair;

•	Jacqueline Rice; and

•	Kathryn Walker.

The members of the senior management team of ADTRAN are:

•	Thomas R. Stanton (Chief Executive Officer);

•	Michael K. Foliano (Senior Vice President and Chief Financial Officer);

•	Ray Harris (Chief Information Officer);

•	Ron Centis (Senior Vice President, Global Operations);

•	Jay Wilson (Chief Revenue Officer);

•	Robert Conger (Senior Vice President, Technology and Strategy); and

•	Marc Kimpe (Senior Vice President, Research and Development).

(d)	Shareholder structure of ADTRAN

The shares of ADTRAN are admitted to trading on NASDAQ (ticker symbol: ADTN). No shareholder controls ADTRAN alone or together with other shareholders. According to Section 6.2.1 of the Offer Document, as of the date of its publication, the following shareholders have shareholdings of more than 5% in ADTRAN:

•	BlackRock. Inc.: 16.30%

•	The Vanguard Group, Inc.: 11.05%

•	BNY Mellon Asset Management: 6.82%

•	Dimensional Fund Advisors L.P.: 5.19%

(e)	Overview of business activity

ADTRAN is a global provider of network and transmission technology. Its business activity essentially consists of two segments, namely networking solutions and support & services. The networking solutions segment comprises hardware and software products in the area of glass fibre, copper, coaxial cable and wireless network infrastructures as well as connectivity solutions for private and business clients. With its support & service segment, ADTRAN offers a comprehensive portfolio of network design, implementation and cloud management services in order to assist operators with setting up multivendor networks and, at the same time, lower the cost of maintaining these networks. Through a combination of the network solutions and global service and support, ADTRAN offers clients all services that are required to set up and maintain modern glass fibre networks in households and enterprises.

As at December 31, 2020, ADTRAN had 1,405 full-time employees in a total of 17 different countries. Further details can be found in Section 6.2.2 of the Offer Document.

2.4	Additional information

The Bidder published the following additional information in the Offer Document. The Management Board and Supervisory Board are not aware of any evidence suggesting that this information is incorrect.

(a)	Persons acting jointly with the Bidder

With respect to the persons acting jointly with the Bidder pursuant to Section 2 para. 5 WpÜG, reference is made to Section 6.7 and Annex 1 of the Offer Document.

(b)	ADVA Shares held by the Bidder and persons acting jointly with the Bidder

As of the date of publication of the Offer Document, the Bidder, the persons acting jointly with the Bidder, and its and their subsidiaries neither directly nor indirectly hold any ADVA Shares. Furthermore, no voting rights are attributed to them pursuant to Section 30 WpÜG.

As described in Section 6.10 of the Offer Document, on August 30, 2021, the Bidder entered into an irrevocable undertaking with Egora Holding GmbH and Egora Investments GmbH (together “EGORA”) in which the two companies agreed to accept the offer for a total of 7,000,000 shares. This corresponds to approximately 13.7% of the share capital of ADVA. The Bidder thus holds an instrument which is subject to a reporting duty and which is also attributed to ADTRAN. Other than that, as of the date of publication of the Offer Document, the Bidder, the persons acting jointly with the Bidder, and its and their subsidiaries neither directly nor indirectly hold any instruments or shares of voting rights in relation to ADVA that are subject to a reporting duty pursuant to Sections 38, 39 WpHG.

(c)	Disclosures concerning securities transactions

During the period starting six months prior to the publication of the decision to make the Takeover Offer on August 30, 2021, and ending with the publication of the Offer Document on November 12, 2021, neither the Bidder, nor persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG, nor its or their subsidiaries purchased any ADVA Shares or concluded an agreement on the basis of which they would have been entitled to claim the transfer of ADVA Shares (see Section 6.9 of the Offer Document).

(d)	Possible parallel transactions

According to Section 6.11 of the Offer Document, the Bidder reserves the right, to the extent legally permissible, to directly or indirectly acquire additional ADVA Shares outside the Takeover Offer on or off the stock exchange. Should such an acquisition take place or an agreement to that effect be concluded (Section 14 para. 3, Section 23 para. 2 WpÜG), information about such acquisitions must be published without undue delay in accordance with applicable law (Section 14 para. 3, Section 23 para. 2 WpÜG). According to the statements in the Offer Document, the Bidder will publish, in particular on the Internet (at www.acorn-offer.com) and in the German Federal Gazette (Bundesanzeiger), the percentage of the shares and voting rights as well as the type and amount of consideration that was paid for the acquired ADVA Shares or agreed for the acquisition of the ADVA Shares. Furthermore, a non-binding English translation was published on the Internet (at www.acorn-offer.com).

3.	INFORMATION ABOUT THE TAKEOVER OFFER

This section summarises selected information regarding the Takeover Offer that has been taken exclusively from the Offer Document, the BCA and publications by the Bidder. The information has not been verified by the Management Board and Supervisory Board. Only the provisions set forth in the Offer Document are authoritative with regard to the content, terms and conditions, and the implementation of the Takeover Offer. Each ADVA Shareholder is responsible for taking note of the Offer Document and reaching the decision on whether and, where applicable, to what extent to accept the Takeover Offer.

3.1	Execution of the offer

The Takeover Offer is executed by the Bidder as a voluntary takeover offer in the form of an exchange offer for the acquisition of all ADVA Shares not directly held by the Bidder in accordance with Section 29 para. 1 WpÜG. The Takeover Offer can be accepted by all ADVA Shareholders subject to the conditions specified in the Offer Document and the relevant applicable law. The Takeover Offer is subject to German law, in particular the provisions of the WpÜG and the Ordinance relating to the contents of the offer document, the consideration payable in the case of takeover offers and mandatory offers and exemption from the obligation to publish and to make an offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots – ”WpÜG-AngebotsVO”).

3.2	Publication of the decision to make the Takeover Offer

The Bidder published its decision to make the Takeover Offer pursuant to Section 10 para. 1 sentence 1 WpÜG on August 30, 2021. The announcement is available online on the Internet at www.acorn-offer.com.

3.3	Review by BaFin and publication of the Offer Document

According to Section 1.4 of the Offer Document, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – ”BaFin”) reviewed the Offer Document in accordance with German law and in the German language and permitted its publication, according to the Bidder, on November 11, 2021. In the Offer Document, the Bidder states that registrations, admissions or approvals of the Offer Document and/or of the Offer under any jurisdictions other than the Federal Republic of Germany and individual applicable capital market regulations of the law of the United States have not been made and are not intended.

The Offer Document was published by the Bidder in German on November 12, 2021, in accordance with Section 14 paras. 2 and 3 WpÜG (i) on the Internet at www.acorn-offer.com and (ii) through the availability of copies of the Offer Document, which can be sent free of charge to all ADVA Shareholders by BNP Paribas Securities Services S.C.A., Frankfurter Zweigstelle, Europa-Allee 12, 60327 Frankfurt am Main (inquiries via fax +49 69 1520 5277 or via email at frankfurt.gct.operations@bnpparibas.com) (“Settlement Agent”).

On November 12, 2021, the Bidder published an announcement pursuant to Section 14 para. 3 sentence 1 no. 2 WpÜG regarding the availability of the Offer Document for free from the Settlement Agent as well as the Internet address where the Offer Document will be published in the German Federal Gazette.

After BaFin’s permission to publish the Offer Document, a non-binding English translation of the Offer Document, which has not been reviewed by BaFin, was made available electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, which can be located on the EDGAR (“EDGAR”) system at https://www.sec.gov/edgar/searchedgar/companysearch.html. On this website, search for

“Acorn HoldCo” under “Company Name”. The English translation of the Offer Document is also available at www.acorn-offer.com. In addition, the Settlement Agent keeps the non-binding English translation for distribution free of charge upon request. The Bidder will announce by way of an English-language press release in the United States where copies of the non-binding English translation of the Offer Document will be available free of charge and at which Internet address the Offer Document is published.

Furthermore, the Bidder filed a Registration Statement with the SEC which is required to offer shares of the Bidder in the course of the Business Combination. After the Registration Statement has been declared effective by the SEC, it will be retrievable through the SEC’s EDGAR system at https://www.sec.gov/edgar/searchedgar/companysearch.html.

According to the information in Section 1.5 of the Offer Document, no further publications beyond the aforementioned publications are planned. For further details, reference is made to the statements in Section 1.5 of the Offer Document.

3.4	Acceptance of the Takeover Offer outside of Germany or the United States

In Section 1.6 of the Offer Document, the Bidder states that the Takeover Offer may be accepted by all domestic and foreign ADVA Shareholders (including those with domicile, registered office or habitual abode in Germany, the European Union, the European Economic Area and the United States) in accordance with the Offer Document and the relevant applicable legal provisions.

However, the Bidder states, the acceptance of the Takeover Offer outside of Germany and the United States may be subject to legal restrictions. ADVA Shareholders that come into possession of the Offer Document outside of Germany, the EU Member States and the European Economic Area and that wish to accept the Takeover Offer outside of Germany, the EU Member States and the European Economic Area and the United States are advised to inform themselves of the relevant applicable legal provisions and to comply with them.

The Bidder points out that in jurisdictions other than Germany and the United States no measures were, or will be, taken that would permit a public offer of the HoldCo Offer Shares or the possession or distribution of the Offer Document or of marketing materials with respect to the HoldCo Offer Shares unless this is required under mandatory law or is described in Section 1.5 of the Offer Document.

Further information can be found in Section 1.6 of the Offer Document.

3.5	Background of the Takeover Offer

(a)	Business Combination Agreement

The BCA, which was concluded on August 30, 2021, defines the required steps to implement the proposed business combination and also contains agreements regarding the conditions of the merger, including the Bidder’s management as the holding company of the Combined Group. Section 8.3 of the Offer Document contains a summary of the most important provisions of the BCA. Section 8.1 points to Annex 3 of the Offer Document, summarizing the course of the negotiation of the BCA in its Section 4.3.

The Management Board and Supervisory Board have agreed to the conclusion of the BCA after a comprehensive review. The assessment that the conclusion of the BCA is in ADVA’s interest has not changed since the agreement was concluded.

(b)	The Takeover Offer

The Bidder offers to acquire all ADVA Shares not directly held by the Bidder.

As of October 31, 2021, 51,104,512 ADVA Shares had been issued. Until the end of the Acceptance Period, up to 1,248,247 additional ADVA Shares could be created through the exercise of subscription rights under the existing stock options programmes. If all of those options were to be exercised, the Offer could be accepted for up to 52,352,759 ADVA Shares (see Section 7.3 of the Offer Document). According to Section 6.2 of the Offer Document, the number of ADTRAN Shares issued as of October 31, 2021, amounts to 48,679,989. Until June 30, 2022 (i. e. the assumed date for the Business Combination to be completed), 2,252,307 additional ADTRAN Shares could be created through the exercise of subscription rights. If all of the subscription rights were to be exercised, there would be 50,932,296 ADTRAN Shares issued as of June 30, 2022 (see Section 6.2.1 of the Offer Document).

In the following, it shall be shown how many shares in the Bidder will be issued in total at the time of Closing and how they will be distributed among the ADVA and ADTRAN Shareholders if 100% of the ADVA Shareholders accept the Offer and if only the minimum acceptance threshold of 70% is reached. Based on the statements in Sections 6.2.1 and 7.3 of the Offer Document, it is assumed that all options exercisable at ADVA until the expiry of the Acceptance Period will be or have been exercised. Furthermore, all ADTRAN Shares still created until the assumed Completion of the Business Combination are taken into account.

Taking into account the maximum amount of 52,352,759 ADVA Shares and 50,932,296 ADTRAN shares calculated according to the preceding paragraphs as well as the fact that (i) pursuant to the ADTRAN Merger each ADTRAN share will convert into the right to receive one share in the Bidder and (ii) the Exchange Ratio is 0.8244 HoldCo Offer Shares for each ADVA Share, the Bidder would be obliged to deliver to tendering ADVA Shareholders up to 43,159,614 HoldCo Offer Shares during the Completion of the Business Combination. Therefore, under the assumption that the Takeover Offer is accepted with respect to 100% of the shares, the number of HoldCo Offer Shares outstanding following the Completion of the Business Combination (not taking into account the special treatment of fractional shares) will comprise approximately 94,091,910 shares.

If only the minimum acceptance ratio is reached and, therefore, only the lowest number of 35,773,158 ADVA Shares, which need to be tendered in order for the minimum acceptance threshold to be reached, are tendered, the number of HoldCo Offer Shares outstanding following the Completion of the Business Combination (not taking into account the special treatment of fractional shares) will comprise a total of approximately 80,423,687 shares.

To the extent that acceptance of the Takeover Offer results in ADVA Shareholders having claims to fractional shares, these fractions will be disposed of by means of a fractional adjustment (Spitzenverwertung) and the former ADVA Shareholders so entitled will be paid in cash.

(c)	The ADTRAN Merger

The ADTRAN Merger is governed by the law of the State of Delaware, United States.

ADTRAN established the Bidder as a subsidiary, 100% of whose shares are held by ADTRAN. The Bidder also established a wholly-owned subsidiary, namely Merger Sub. In the merger, Merger Sub will be merged with and into ADTRAN such that ADTRAN will continue as the surviving corporation. As with a merger under German law, Merger Sub will cease to exist upon its merger with and into ADTRAN. Unlike with a merger under German law, the shares of ADTRAN held by shareholders of the absorbing legal entity ADTRAN will be automatically converted in the merger into the right to receive shares in the Bidder as consideration. ADTRAN will become a subsidiary of the Bidder.

ADTRAN’s obligation to complete the ADTRAN Merger is subject to the condition of fulfilment of all offer conditions, including the approval of ADTRAN Shareholders holding a simple majority of outstanding shares of ADTRAN in a special shareholders meeting. If permitted by applicable law and the BCA, the fulfilment of an offer condition can be replaced with a waiver. Upon satisfaction or waiver of all offer conditions, ADTRAN will file a “Certificate of Merger” with the Secretary of State of Delaware. The ADTRAN Merger will become effective once the Certificate of Merger has been filed with the Secretary of State of Delaware. The ADTRAN Merger shall become effective before the Exchange Offer is settled.

(d)	Statement with respect to the strategy and goals of the business combination

The strategic reasons for and objectives of the business combination that are to be achieved with this Takeover Offer are summarised in Sections 8.2 and 9.1.1 of the Offer Document.

The Management Board and Supervisory Board thoroughly reviewed the proposed business combination with the assistance of financial, legal and tax advisers and expect that the business combination is in the interest of ADVA and will open up significant opportunities for the company.

Below is a summary of key aspects that were taken into account by the Management Board and Supervisory Board in their deliberations.

•

The business combination combines two companies with complementary strengths in order to form a leading company in the field of optical transmission technology for company, access and wide-area networks. ADTRAN is a leading global supplier of networking and communications equipment. ADVA is a leading global supplier of optical transmission technology and Carrier Ethernet access solutions.

•	The pooling of financial strength and research and development capacities promotes innovations and increases the competitiveness of the Combined Group.

•

The merger expands the customer base, expands the market that can be reached by the companies and increases the odds of companies to benefit from imminent investments in network infrastructure and current industry trends (digitisation, Rural Digital Opportunity Fund, broadband investments, Cloud, 5G, Internet of Things, working from home).

•

The merger creates a differentiated end-to-end player with complementary expertise in the areas of metro, access, aggregation and broadband. The companies’ technology and product portfolio complement each other. By merging, the companies can form a strong optical networking platform that is better positioned for competing with the big players in the market.

•	The merger expands and diversifies the company’s geographic presence. ADVA’s strong presence in EMEA complements ADTRAN’s strengths in North America.

•	Additional value for shareholders is created through synergies, growth and the promotion of innovation facilitated by the merger.

•

As ADVA’s Shareholders are offered shares in the new holding company, ADVA’s Shareholders can also benefit from the synergies that emerge not only at the level of ADVA, but also at the level of ADTRAN.

•	Due to the agreed minimum acceptance threshold the Bidder will have a sufficient majority of votes to implement structural measures should they be necessary for a successful integration.

The Management Board and Supervisory Board also took into account any risks and other potentially negative effects of the merger in their deliberations, in particular the following aspects:

•	Circumstances that are outside of the control of ADVA, the Bidder and ADTRAN might result in the completion of the transaction failing or being substantially delayed.

•

The transaction requires foreign trade and merger control approvals. The Management Board and Supervisory Board have considered the risk that the relevant approvals might not be granted or that they might be made contingent on certain conditions that are associated with substantial negative effects for the Combined Group or restrict the realisation of the synergies sought. In any case, the approval procedures result in a longer period between the conclusion of the BCA and the Completion of the Business Combination.

•	The integration of ADVA and ADTRAN might be delayed or obstructed as a result of general market developments.

•

The Management Board and Supervisory Board also considered the risk that the synergies sought might not be achievable in full or only later than expected or that other positive effects of the transaction might not be realised as desired.

•

The Management Board and Supervisory Board also looked into the completion risk [Vollzugsrisiko] that results from the acceptance threshold and the risk of intervention by hedge funds or activist investors.

•	Moreover, risks in connection with contractual provisions regarding changes of control were taken into account.

After a comprehensive review the members of the Management Board and of the Supervisory Board concluded unanimously that the advantages and opportunities associated with the business combination outweigh the disadvantages and risks. Against this background, the Management Board and Supervisory Board decided that the conclusion of the BCA and the combination of the companies intended with it are in the best interest of ADVA and its Shareholders.

The present offer serves to realise the advantages and opportunities for ADVA sought by the business combination. The Management Board and Supervisory Board therefore welcome the Takeover Offer unanimously.

3.6	Main details of the Takeover Offer

(a)	Acceptance Period

The period for accepting the offer began upon the publication of the Offer Document on November 12, 2021, and will end on January 12, 2022, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time) (“Acceptance Period”). In the cases specified below, the Acceptance Period will be extended automatically:

If an amendment to the offer pursuant to Section 21 para. WpÜG is published within the last two weeks prior to the expiry of the Acceptance Period, the Acceptance Period will be extended by two weeks, i.e. until January 26, 2022, 24:00 hours local time in Frankfurt am Main / 18:00 hours local time in New York (Section 21 para. 5 sentence 1 WpÜG). This applies even if the amended offer violates any laws (Section 21 para. 5 sentence 2 WpÜG).

The Acceptance Period will be extended even if a third party makes a competing offer during the Acceptance Period (“Competing Offer”) and the Acceptance Period for the Takeover Offer ends prior to the expiry of the Acceptance Period for the Competing Offer. Pursuant to Section 22 para. 2 WpÜG, the expiry of the Acceptance Period for the Takeover Offer is in that case determined by the expiry of the Acceptance Period for the Competing Offer. This applies even if the Competing Offer is amended or prohibited or violates any laws.

If an Annual General Meeting of ADVA is called in connection with the offer after the Offer Document has been published, the Acceptance Period amounts to ten weeks from the date of publication of the Offer Document without prejudice to Section 21 para. 5, Section 21, para. 2 WpÜG (Section 16 para. 3 sentence WpÜG, i.e. probably until January 21, 2022, 24:00 hours local time in Frankfurt am Main / 18:00 hours local time in New York.

(b)	Additional Acceptance Period

ADVA Shareholders that have not accepted the offer during the Acceptance Period may, pursuant to Section 16 para. 2 WpÜG, still accept it within the “Additional Acceptance Period”. This period is two weeks and begins after the Bidder has published the results of the offer pursuant to Section 23 para. 1 no. 2 WpÜG. However, the Additional Acceptance Period only starts to run if none of the Closing Conditions described in Section 12.1 of the Offer Document has finally failed, unless such Closing Condition was previously and validly waived.

After the expiry of the Additional Acceptance Period, the offer can generally no longer be accepted. However, in certain circumstances there may be a put option for the ADVA Shareholders that do not accept the offer pursuant to Section 39c WpÜG (see Section 16 (g) of the Offer Document and 7.2(j) of this Statement).

The Additional Acceptance Period is expected to begin on January 18, 2022, and will, accordingly, end on January 31, 2022, 24:00 hours local time in Frankfurt am Main / 18:00 hours local time in New York.

(c)	Withdrawal rights

If the offer is amended pursuant to Section 21 para. 1 WpÜG, ADVA Shareholders that accepted the offer before the amendment to the offer was published may withdraw from the agreement before the Acceptance Period expires. In the case of a Competing Offer pursuant to Section 22 para. 1 WpÜG, ADVA Shareholders that accepted the offer may withdraw from the agreement before the Acceptance Period expires if the agreement was concluded before the Offer Document relating to the Competing Offer was published.

Furthermore, the Bidder grants all tendering ADVA Shareholders the right to withdraw at any time of the Offer Period from any contracts that were concluded under the Offer (see Section 17.2 of the Offer Document). This right of withdrawal goes beyond what the law provides for.

Further details regarding rights of withdrawal, their exercise and the consequences of their exercise can be found in Section 17 of the Offer Document.

(d)	Closing Conditions

According to Section 12 of the Offer Document, the offer and the agreements which came into existence as a result of accepting the offer will be completed only if the following conditions subsequent have been satisfied (collectively the “Closing Conditions”, individually each a “Closing Condition”). For the complete wording, reference is made to Section 12.1 of the Offer Document. If the Bidder waived the Closing Condition validly and before the default of the respective Closing Condition within the meaning of Section 12.2 of the Offer Document, this is equivalent to the Closing Condition having been satisfied.

(i)	Individual Closing Conditions

•

The minimum acceptance threshold of 70% of all outstanding ADVA Shares as of October 31, 2021, is reached. According to the explanations in Section 12.1.1 of the Offer Document this condition is fulfilled if at the time of the expiration of the Acceptance Period the sum of the number of

•

Tendered ADVA Shares (as defined in Section 13.2.(b) of the Offer Document) (including those ADVA Shares for which the acceptance of this Offer has been declared during the Acceptance Period but only becomes effective after the end of the Acceptance Period by transferring the ADVA Shares to ISIN DE000A3MQBT1) for which the right to withdrawal has not been validly exercised in accordance with this Offer Document;

•	ADVA Shares held directly by the Bidder or its subsidiaries or any other person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG;

•	ADVA Shares that must be attributed to the Bidder or any of its subsidiaries in accordance with Section 30 WpÜG; and

•

ADVA Shares for which the Bidder, any of its subsidiaries or any other person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG has entered into an agreement outside of this Offer, giving them the right to demand the transfer of title of such Target Shares

(ADVA Shares that fall within the scope of several of these categories are counted only once) is at least 35,773,158 ADVA Shares – i. e. 70% of all outstanding ADVA Shares entitled to voting rights existing as of October 31, 2021.

•

The SEC has declared the Registration Statement with regard to the Bidder Shares (as defined in Section 1.1 of the Offer Document) effective prior to the expiry of the Acceptance Period and has not made it the subject of any stop order by that point in time, Section 12.1.2 of the Offer Document.

•

ADTRAN shareholders have adopted the Business Combination (as defined in Section 6.3.2(a) of the Offer Document) in an extraordinary shareholders meeting with a simple majority pursuant to Section 12.1.3 of the Offer Document.

•

After the publication of the Offer Document and until January 12, 2022 (including), the statutory waiting period under the HSR-Act has ended or expired. (merger control clearance in the United States of America, see Section 12.1.4 of the Offer Document).

•

Foreign trade approvals were granted or the relevant waiting periods have expired in Germany, the United Kingdom, the United States of America, Australia and Spain, as described in Section 12.1.5 of the Offer Document

•	A significant deterioration at ADVA (target MAC) as described in Section 12.1.6 of the Offer Document has not come to pass.

•	A significant breach of compliance in the period between the publication of the Offer Document and the expiry of the Acceptance Period, Section 12.1.7 of the Offer Document has not come to pass.

•	Between the publication of the Offer Document and the expiry of the Acceptance Period, ADVA’s capital has not been increased beyond the limits set out in Section 12.1.8 of the Offer Document.

•

Between publication of the Offer Document and expiry of the Acceptance Period, ADVA has not published an announcement pursuant to Article 17 MAR stating that the Company has lost half or more of its share capital, has commenced insolvency proceedings, its Management Board has made an application to such proceedings, or that grounds for the opening of insolvency proceedings exist, see Section 12.1.8 of the Offer Document.

•

Upon expiry of the Acceptance Period, the Bidder has not received an order from any competent governmental authority which is still in effect immediately prior to the expiry of the Acceptance Period, and no law of any competent governmental authority has been issued which is still in effect immediately prior to the expiry of the Acceptance Period, in each case prohibiting, in whole or in part, the consummation of the Business Combination in accordance with the BCA. Further details can be found in Section 12.1.9 of the Offer Document.

(ii)	Waiver of Closing Conditions

The conditions set out in Section 12.1 of the Offer Document are each independent of, and separable from, one other. The Bidder reserves the right up until one working day prior to the expiry of the Acceptance Period to waive one, several or all Closing Conditions in full or in part to the extent legally permissible, provided these Closing Conditions have not definitively lapsed. According to the provisions of the BCA, the Bidder is not allowed to waive the following conditions: Registration Statement, consent of the ADTRAN shareholders to the BCA and merger control and foreign trade approvals (including CFIUS). A waiver or lowering of the minimum acceptance threshold requires ADVA’s consent. The same applies to the condition that the completion of the transaction cannot be completed or is impermissible due to an injunction order. A lowering of the minimum acceptance threshold is only allowed if the requirements with respect to the liquidity test for the HoldCo Offer Shares that are imposed by BaFin are met. The minimum acceptance threshold may therefore not be lowered below 18% of all outstanding ADVA Shares entitled to voting rights existing as of October 31, 2021 (see Section 10.2.10 of the Offer Document).

The waiver of Closing Conditions constitutes an amendment to the offer. The Bidder is obliged to publish any amendment to the offer, including a waiver of the Closing Conditions, without undue delay pursuant to Section 14 para. 3 sentence 1 WpÜG.

In case of an amendment to the offer, the offer period will be extended automatically by two weeks, i.e. probably until January 26, 2022, 24:00 hours local time in Frankfurt am Main / 18:00 hours local time in New York, provided that the amendment to the Offer is published within the last two weeks prior to the expiry of the Acceptance Period (Section 21 para. 5 WpÜG).

If the Closing Conditions are waived, the ADVA Shareholders that already accepted the offer before the amendment to the offer was published may withdraw from the agreements which came into existence as a result of accepting the offer pursuant to Section 21 para. 4 WpÜG.

(iii)	Non-satisfaction of Closing Conditions

The Closing Conditions pursuant to Section 12.1 of the Offer Document must be received before the Acceptance Period expires. Only the merger control and foreign trade approvals pursuant to Sections 12.1.4–5 of the Offer Document must have been granted by January 12, 2023.

If one or more of the Closing Conditions have not been satisfied and the Bidder did not previously waive them with legal effect, the offer will expire. In that case, the agreements which came into existence as a result of accepting the offer will not be completed and cancelled (condition subsequent). ADVA Shares that have already been tendered for sale will be returned. Further details regarding the Closing Conditions, especially regarding any waivers by the Bidder and the legal consequences in case the offer expires can be found in particular in Section 12.3 of the Offer Document.

(e)	Stock exchange trading in tendered ADVA Shares

In Section 13.9 of the Offer Document, the Bidder points out that the tendered ADVA Shares will be tradable in the regulated market with additional post-admission obligations (Prime-Standard) of the Frankfurt Stock Exchange under ISIN DE000A3MQBT1. According to the Offer Document, trade is to begin on the third trading day following the commencement of the Acceptance Period and is presumed to end (i) on the end of the last day of the Acceptance Period if all of the Closing Conditions as described in Section 12.1 of the Offer Document are fulfilled or have been waived effectively, or (ii) at the end of the third Banking Day immediately before the settlement or the reversal of the Offer.

The modalities of the acceptance and of the settlement of the Takeover Offer are illustrated in Section 13 of the Offer Document. The Management Board and Supervisory Board point out that any person who purchases tendered ADVA Shares assumes all rights and obligations that arise as a result of accepting the Takeover Offer, including the irrevocable declarations, instructions, duties and authorisations specified in Section 13.3 of the Offer Document.

ADVA Shares not tendered for exchange continue to be traded under ISIN DE0005103006 (WKN 510300).

(f)	Applicable law

Pursuant to Section 22 of the Offer Document, the Bidder’s offer and the agreements concluded between the ADVA Shareholders and the Bidder as the result of the acceptance of the offer are governed by German law. The exclusive place of jurisdiction for all legal disputes arising from, or in connection with, the offer (as well as any agreements that come into existence as a result of accepting the offer), to the extent legally permissible, is Munich, Germany.

(g)	Publications

In Section 12.4 of the Offer Document, the Bidder declares that it will promptly publish at the Internet address www.acorn-offer.com (in German and with a non-binding English translation), in the German Federal Gazette (in German) if (i) one or more Closing Conditions have been waived by the Bidder, (ii) a Closing Condition has been satisfied, (iii) all Closing Conditions have been satisfied unless they were validly waived in advance by the Bidder, or (iv) the offer will not be closed.

Furthermore, the Bidder will communicate without undue delay after the expiry of the Acceptance Period, as part of the publication pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG, which of the Closing Conditions specified in Section 12.1 of the Offer Document have been satisfied by that point in time.

In addition, the Bidder announced in Section 21 of the Offer Document that it would, among other things, also publish – weekly during the Acceptance Period – the respective scope of declarations of acceptance it has received pursuant to Section 23 para. 1 sentence 1 no. 1 WpÜG (i) on the Internet at www.acorn-offer.com (in German and with a non-binding English translation) and (ii), additionally, in German in the German Federal Gazette.

According to the Bidder,

these publications will be made daily during the last week of the Acceptance Period. Likewise, the Bidder will publish the results of the offer pursuant to Section 23 para. 1 sentence 1 nos. 2 and 3 WpÜG without undue delay upon the expiry of the Acceptance Period and the Additional Acceptance Period. Lastly, the Bidder will publish without undue delay in the aforementioned manner if the threshold for a squeeze-out under takeover law within the meaning of Section 39a paras. 1 and 2 WpÜG has been reached.

Furthermore, the Bidder points out that all other declarations and communications by the Bidder that are required pursuant to WpÜG in connection with the offer are published on the Internet at www.acorn-offer.com (in German and a non-binding English translation) and in German in the German Federal Gazette.

3.7	Funds necessary to satisfy the Takeover Offer

Pursuant to Section 13 para. 1 sentence 1 WpÜG, prior to the publication of the Offer Document, the Bidder must take the steps necessary to ensure that it has the required funds available to fully satisfy the offer at the time the claim for payment of the offer consideration becomes due. As of October 31, 2021, ADVA has issued 51,104,512 shares.

In assessing the ability to fully satisfy the Takeover Offer, the Bidder, according to the statements in Section 14.1 of the Offer Document, also included the entire remaining conditional capital of ADVA and therefore assumed that up to 55,546,361 ADVA Shares could be outstanding. Furthermore, it was taken into account that ADVA’s share capital could be raised by 1% (i. e. 511,045 shares). Accordingly, a maximum of 56,057,406 ADVA Shares could be tendered. Based on the exchange ratio of 0.8244 HoldCo Offer Shares per ADVA Share the Bidder would have to deliver up to 46,213,726 HoldCo Offer Shares (rounded up to full shares due to possible fractional adjustment [Spitzenverwertung]). The Management Board and Supervisory Board have verified the calculation and consider it to be correct. By including in its calculation the total conditional capital of ADVA and a possible further capital increase of 1%, the aforementioned number of HoldCo Offer Shares even exceeds the number of shares calculated in Section 3.5(b) of this Reasoned Statement, which would have to be delivered if all stock options exercisable until the expiry of the Acceptance Period were actually exercised.

Pursuant to Section 14.2 of the Offer Document, prior to the publication of the Offer Document, the Bidder took the steps necessary to ensure that it has the required funds available to fully satisfy the Takeover Offer.

The Bidder may issue up to 200,000,000 ordinary shares at the time of closing. Assuming the consummation of the ADTRAN Merger before or on June 30, 2022 (and assuming that all options on ADTRAN Shares be exercised), before its completion up to 50,932,296 Bidder Shares could be received in the course of the ADTRAN Merger. Accordingly, the Bidder would be able to deliver the maximum required number of HoldCo Offer Shares.

The Bidder assumes, according to Section 14.1.2 of the Offer Document, that costs for the preparation and implementation of the offer in the amount of approximately EUR 14,890,504, which, according to Section 14.2.2 of the Offer Document, will be paid in full from ADTRAN’s free cash flow.

3.8	Authoritativeness of the Offer Document

For further information and details regarding the Offer Document, the ADVA Shareholders are referred to the information provided in the Offer Document. The aforementioned information merely summarises the information contained in the Offer Document and does not reflect it in full. The description of the Takeover Offer in this Statement does not purport to be complete and, with respect to the Bidder’s Takeover Offer, the Statement should be read together with the Bidder’s Offer Document. The authoritative provisions governing the content of the Takeover Offer and its implementation are solely the provisions of the Offer Document. Each ADVA Shareholder is responsible for acquainting herself or himself with the Offer Document and taking any steps that might be necessary from her or his point of view.

4.	TYPE AND AMOUNT OF THE CONSIDERATION OFFERED

4.1	Type and amount of the consideration offered

According to the Offer Document, the Bidder offers all ADVA Shareholders to acquire all outstanding ordinary bearer shares without par value (auf den Inhaber lautende Stückaktien ohne Nennbetrag) of ADVA (ISIN DE0005103006) not directly held by the Bidder, each representing a pro-rata amount of EUR 1.00 of ADVA’s share capital, in each case with full dividend rights and all ancillary rights associated therewith at the time of the settlement of the Takeover Offer.

The Bidder offers 0.8244 HoldCo Offer Shares in exchange for 1 ADVA Share as Offer Consideration, each such HoldCo Offer Share with a nominal value of USD 0.01.

Because of the Exchange Ratio of 0.8244 HoldCo Offer Shares for each ADVA Share, it is conceivable that a tendering ADVA Shareholder cannot be allotted a whole number of HoldCo Offer Shares, and that fractional HoldCo Offer Shares will arise. These fractional shares will be disposed of by means of a fractional adjustment shortly after the completion. Each holder of tendered ADVA Shares that would otherwise have been entitled to receive fractional HoldCo Offer Shares shall receive, in lieu thereof, cash in an amount representing such holder’s proportional interest in the net proceeds from the fractional adjustment (see Section 10.4 and 13.6 of the Offer Document).

The Bidder will, prior to the transfer of the HoldCo Offer Shares to tendering ADVA Shareholders, ensure and cause its ordinary shares to be admitted for trading on the regulated market segment of the Frankfurt Stock Exchange and in the sub-segment with additional post-admission obligations (Prime Standard), as well as on NASDAQ. Trading will commence on the day of the settlement of the Offer (see Section 13.6 of the Offer Document). Hence, the HoldCo Offer Shares, which tendering ADVA Shareholders will receive upon settlement of the Takeover Offer, will have been admitted to trading (listed) on a regulated market within the meaning of Section 2 para. 7 WpÜG. The requirement pursuant to Section 31 para. 2 sentence 1 WpÜG with respect to the admittance to trading on an organised market within the meaning of Section 2 para. 7 WpÜG is therefore fulfilled. The HoldCo Offer Shares will be granted equal status with all other common shares of the Bidder.

According to Section 10.1 of the Offer Document, the tendering ADVA Shareholders will become owners of the HoldCo Offer Shares upon completion of the Offer. As such, through the chain of the nominee and the custodian banks, the will be entitled to all rights attached to the HoldCo Offer Shares (including dividend right, and voting rights.)

Both ADVA and ADTRAN have a significant free float market capitalisation. At the time of publication, ADVA Shares were included in the SDAX index.

According to the statements in Section 10.2 of the Offer Document, the Bidder performed a liquidity test on the HoldCo Offer Shares. That test is to ensure that the ADVA Shareholders that accept the offer can expect to realise the value of the consideration they receive for their ADVA Shares by selling the HoldCo Offer Shares. According to a recent decision of the Higher Regional Court of Frankfurt am Main (OLG Frankfurt/Main; decision of January 11, 2021 – WpÜG 1/20), the required liquidity is given in any case if the following requirements are met:

•	The share is traded on a daily basis; and

•	the market capitalisation of the free float (without shareholders that hold more than 5% of the shares in the issuer) of shares offered is not less than EUR 500 million (free float threshold); and

•

one of the following prerequisites is satisfied: (i) the average daily number of transactions with this share is not less than 500 or (ii) the daily turnover with this share is not below EUR 2 million.

This test is based on the assumption that the tendering ADVA Shareholders trade their shares on the Frankfurt Stock Exchange. Liquidity in the aforementioned sense must therefore be expected on the Frankfurt Stock Exchange, based on a reasonable forecast. The assumptions underlying this test and the methods applied are described in Section 10.2 of the Offer Document. The test demonstrates that, with respect to the HoldCo Offer Shares, the free float threshold is exceeded by 100%, the threshold of daily transactions by 401% and the threshold of daily turnover by 77%.

In light of this, the Management Board and Supervisory Board share the Bidder’s view that the HoldCo Offer Shares will be liquid shares within the meaning of Section 31 para. 2 WpÜG.

4.2	Minimum consideration according to statutory requirements

The value of the Offer Consideration must be in line with the provisions concerning the minimum consideration within the meaning of Section 31 para. 1 WpÜG and Sections 4, 5 and 7 WpÜG-AngebotsVO and must be the higher of the following prices:

•

Pursuant to Section 4 WpÜG-AngebotsVO, the consideration must at least correspond to the value of the highest consideration granted or agreed to by the Bidder or a person acting jointly with the Bidder or their subsidiaries within the meaning of Section 2 para. 5 WpÜG for the acquisition of ADVA Shares in the six-month-period before the publication of the Offer Document.

•

Pursuant to Section 5 WpÜG-AngebotsVO, the consideration must at least correspond to the weighted average stock exchange price of the ADVA Shares during the last three months prior to the publication of the Bidder’s decision to make the offer (“Three-Month Average Price”).

According to Section 10.3 (a) of the Offer Document, in the period relevant to Section 4 WpÜG-Angebots-VO, neither the Bidder, nor persons acting jointly with the Bidder, nor its or their subsidiaries acquired ADVA Shares or entered into agreements that entitle them to acquire ADVA Shares for a consideration.

Under Section 10.3 (b) of the Offer Document, the Bidder states that it was notified by BaFin, by letter dated October 4, 2021, that the weighted three-month average price amounts to EUR 12.30 per ADVA Share. Therefore, the minimum price to be paid according to Section 5 WpÜG-AngebotsVO is EUR 12.30 per ADVA Share.

4.3	Valuation of the Bidder

If the consideration offered by the Bidder is in the form of shares, pursuant to Section 7 in conjunction with Sections 5 and 6 WpÜG-AngebotsVO are to be applied to determine the value of these shares. Accordingly, the value of the consideration is principally determined by the weighted average stock exchange price of the offered shares during the last three months prior to the publication of the decision to make the offer.

However, the Bidder’s shares have to date neither been publicly listed nor traded on a stock exchange. The minimum value of the consideration offered under the exchange offer can therefore not be determined by the weighted average stock exchange price in accordance with Section 5 para. 1, Section 6 para. 1, para. 2 WpÜG-AngebotsVO.

According to Section 10.5 of the Offer Document, the Bidder has determined the value of the HoldCo Offer Shares on the basis of a valuation of ADTRAN. In this context, the Bidder has obtained the opinion of an expert, Value Trust Financial Advisors SE.

The Bidder states in the Offer Document that the expert concluded in its opinion, based on a share price and liquidity analysis, that the value of the HoldCo Offer Shares corresponds to the volume weighted average market price of the ADTRAN Shares on NASDAQ during the last three months prior to the publication of the decision to make a takeover offer on August 30, 2021. Accordingly, the relevant period is the period from May 30, 2021 up to and including August 29, 2021 (“Relevant Period”). This value is given in the Offer Document as EUR 18.19.

According to the Offer Document, for the valuation of the HoldCo Offer Shares, the market price of ADTRAN Shares can be used. Under the provisions of the BCA, the ADTRAN Merger will become effective immediately prior to the consummation of the Offer. At the time of settlement of the Offer, the Bidder will be the sole shareholder of ADTRAN and will neither hold any other participations nor conduct any other operative business. In a functioning and liquid capital market, that is to be expected for the HoldCo Offer Shares, since they are to be listed on NASDAQ, it is reasonable to assume that the Bidder Shares mirror the price of the ADTRAN Shares.

Moreover, according to the expert, the ADTRAN Shares traded on NASDAQ are liquid. During the Relevant Period, a daily average of 278,072 ADTRAN Shares and a total number of 17,518,544 ADTRAN Shares have been traded on NASDAQ.

The stock exchange price determined on the basis of a volume-weighted three-month average market price is also used by German case law to determine the minimum consideration in the context of structural measures, such as domination and profit and loss transfer agreements or a squeeze-out, because the stock exchange price, in a liquid market, typically represents the value at which shareholders can sell their shares. Since the objective of the valuation in such measures is comparable to the objectives of the WpÜG-AngebotsVO, i. e. protecting minority or outside shareholders from a loss of value, the principles of company valuation for structural measures are to be taken into account in the case of a share exchange offer.

According to the Offer Document, the volume-weighted average stock price for the Relevant Period was calculated by multiplying the following factors: (i) the average stock market price for ADTRAN shares on NASDAQ for every trading day during the Relevant Period denominated in USD (source: Bloomberg); (ii) the total number of ADTRAN Shares that were traded on NASDAQ on every trading day (source: Bloomberg); and (iii) the average EUR/USD spot exchange rate for the relevant trading days in the during the Relevant Period that is being used for the conversion into EUR of the resulting volume-weighted average price during the last three months in USD (source: FactSet). The result of such multiplication was then divided by the total number of ADTRAN Shares that were traded on NASDAQ during the Relevant Period. This resulted in the value given above of EUR 18.19.

In addition, the enterprise value had been determined by means of multiples analysis using trading and transaction multiples. Furthermore, a discounted cash flow analysis had been conducted on the basis of publicly available data using broker estimates of the Bidder’s enterprise value. The results found in these analyses supported the volume-weighted average share price and thus verified the share price as valuation method.

Multiplying this value for each ADTRAN Share of EUR 18.19 with the exchange ratio of 0.8244 HoldCo Offer Shares for each ADVA Share commercially rounded results in the stated value of the Offer Consideration of EUR 15.00.

For further details on the valuation performed by the expert, please refer to Section 10.5 of the Offer Document.

The Management Board and Supervisory Board have no reason to doubt the correctness of the valuation that was performed to ensure that the minimum requirements for the amount of the consideration as set forth in WpÜG and WpÜG-AngebotsVO be met. Within the direct scope of application of the WpÜG-AngebotsVO, the maximum value that may be attributed to consideration shares is determined by the volume-weighted average price of the Bidder’s shares during the last three months prior to the publication of the decision to make a takeover offer (Sections 7, 5 WpÜG-AngebotsVO). The valuation conducted by the Bidder follows the same principles. Using the market price of ADTRAN-Shares to determine the value of the HoldCo Offer Shares not yet listed on the stock exchange is also reasonable. At the time the ADTRAN Merger will become effective, the Bidder will only hold a participation in ADTRAN, and will not conduct any operative business. All transaction costs incurred by the Bidder will be borne by ADTRAN (see Section 15.2.3 of the Offer Document). The involvement of the Bidder is solely due to the transaction structure. The Management Board and Supervisory Board also assume that the value of the HoldCo Offer Shares at Closing will correspond to the value of ADTRAN Shares, which they will replace when the ADTRAN Merger becomes effective. It is true that the law provides for the use of the stock exchange value of the offer shares only if those shares are admitted to trading on a domestic stock exchange or a stock exchange in the European Economic Area. However, since NASDAQ is a comparable stock exchange and therefore there is a factual presumption for the appropriateness of the prices found there, these values can be used to in the context of a company valuation, as was carried out here.

4.4	Statement on the type and the amount of the consideration

The Management Board and Supervisory Board welcome the type of consideration offered. The Takeover Offer is part of the business combination of ADVA and ADTRAN. As a result of offering HoldCo Offer Shares, the ADVA Shareholders accepting the offer become shareholders of the joint parent company. A cash offer would have resulted in the accepting Shareholders no longer being able to participate in the success of the Combined Group.

When assessing the adequacy of the Offer Consideration, the Management Board and Supervisory Board took particular account of the matters described in the following, namely opinions rendered by each of Jefferies International Limited (“Jefferies”) and KPMG with respect to the fairness of the Exchange Ratio from a financial point of view to the shareholders of ADVA, a comparison of historical share prices and exchange ratios, the irrevocable undertaking of EGORA, assessments by financial analysts, discounted cashflow methods and multiples. The Management Board and Supervisory Board point out that a valuation of ADVA and ADTRAN according to IDW S 1 has not been conducted.

The Management Board and Supervisory Board have each carefully and extensively analysed and assessed the Exchange Ratio for the offer and the amount of the Offer Consideration. In their deliberations, the members of the Management Board and Supervisory Board received advice from ADVA’s financial adviser Jefferies.

The Management Board and Supervisory Board expressly note that the assessment of the fairness of the consideration offered is made independently and is not prejudiced by the obligation under the BCA to recommend the acceptance of the offer subject to certain conditions.

(a)	Fairness opinions

Jefferies delivered an opinion, dated as of November 23, 2021, addressed to the Management Board and Supervisory Board, that subject to the various assumptions, qualifications, and limitations described therein, the offered Exchange Ratio of 0.8244 HoldCo Offer Shares to be received by ADVA shareholders in the Takeover Offer for each share in ADVA is fair from a financial point of view to the ADVA shareholders (the “Jefferies Fairness Opinion”). Also, KPMG prepared an opinion, dated as of November 23, 2021, for the Management Board and the Supervisory Board, that, subject to various assumptions, qualifications, and limitations described therein, the offered Exchange Ratio of 0.8244 HoldCo Offer Shares to be received by ADVA shareholders in the Takeover Offer for each share in ADVA is financially fair to the shareholders of ADVA within the meaning of the standard IDW S 8 (“KPMG Fairness Opinion” and together with the Jefferies Fairness Opinion the “Fairness Opinions”). The Management Board and Supervisory Board intensively discussed the Fairness Opinions with the respective representatives of Jefferies and KPMG. On the basis of the presentations and explanations given by the respective experts, the Management Board and Supervisory Board are each convinced of the plausibility and reasonableness of the approach taken and the methods and analysis applied.

(i)	Jefferies

Jefferies was engaged by ADVA to act as financial adviser to ADVA in connection with the Business Combination. At the request of the Management Board and Supervisory Board, Jefferies delivered the Jefferies Fairness Opinion.

In the Jefferies Fairness Opinion, Jefferies concluded that, subject to the assumptions and limitations contained therein and at the time the Jefferies Fairness Opinion was issued (i. e. on November 23, 2021), the offered Exchange Ratio of 0.8244 Holdco Offer Shares to be issued to ADVA shareholders in the Takeover Offer for each share in ADVA is fair, from a financial point of view, to the ADVA Shareholders. The Jefferies Fairness Opinion is enclosed with this document as Annex 1.

Jefferies delivered the Jefferies Fairness Opinion to the Management Board and Supervisory Board on November 23, 2021, and presented their opinion at the separate meetings of the Management Board and the Supervisory Board on the same day.

The Management Board and Supervisory Board thoroughly reviewed the Jefferies Fairness Opinion independently of each other, discussed the Jefferies Fairness Opinion, with representatives of Jefferies, and subjected it to an independent critical appraisal.

In preparing the Jefferies Fairness Opinion, Jefferies reviewed the following information: BCA, an English version of the Offer Document, a draft of this Reasoned Statement, as well as publicly available information, financial information and forecasts with respect to ADVA and ADTRAN provided to Jefferies by ADVA and other information as Jefferies deemed appropriate. The Management Board and Supervisory Board are of the opinion, that the methods applied in the Jefferies Fairness Opinion are internationally recognized standard procedures the application of which is appropriate in this specific case.

In its financial analysis, Jefferies used the following methods: (i) Discounted Cash Flow analysis; and (ii) an analysis using trading multiples for ADVA and ADTRAN and companies that Jefferies deemed to be comparable. In addition, Jefferies reviewed target prices of financial analysts for ADVA and ADTRAN.

The Jefferies Fairness Opinion is subject to certain assumptions, qualifications and limitations which are described in the Jefferies Fairness Opinion. To understand the Jefferies Fairness Opinion, it should be read in its entirety. The Jefferies Fairness Opinion does not constitute a valuation report as it is typically prepared by auditors based on the requirements of German corporate law. It is neither intended as such, nor should it be interpreted or viewed as such. The Jefferies Fairness Opinion does not follow the standards for such valuation reports as set by the Institute of Auditors in Germany (Institut der Wirtschaftsprüfer e.V. – “IDW”; IDW S 1 for company valuations, IDW S 8 for fairness opinions).

The Jefferies Fairness Opinion addresses only the fairness to ADVA Shareholders from a financial point of view of the offered Exchange Ratio of 0.8244 HoldCo Offer Shares to be received by ADVA Shareholders for each ADVA Share in the Takeover Offer, and speaks only as of the date on which the Jefferies Fairness Opinion was delivered. It does not relate to other aspects of the Offer and does not make any recommendations whether or not ADVA Shareholders should or should not tender their shares into the Offer.

The Management Board and Supervisory Board expressly point out that Jefferies has issued its Fairness Opinion solely for the information and use of the Management Board and Supervisory Board. It is not addressed to nor does it establish any rights for third parties. Neither the fact that the Jefferies Fairness Opinion was delivered to the Management Board and Supervisory Board nor Jefferies’ agreement to attach the Jefferies Fairness Opinion to the Reasoned Statement as an annex entitles third parties (including ADVA’s Shareholders), to rely on the Jefferies Fairness Opinion or to derive rights from it. Jefferies is not liable to third parties for the Jefferies Fairness Opinion.

Jefferies acted and acts as financial adviser to ADVA in connection with the Business Combination and will receive a fee in line with current market rates for the services, a significant part of which is contingent upon the Completion of the Business Combination. In addition, ADVA has agreed to reimburse Jefferies for certain expenses that may arise, and indemnify Jefferies for certain liabilities and items that may arise in connection with the business combination.

(ii)	KPMG

At ADVA’s request, KPMG issued an opinion to the Management Board and Supervisory Board regarding the assessment of the fairness, from a financial point of view, of the Exchange Ratio for the ADVA Shareholders. The KPMG Fairness Opinion complies with the standard IDW S8 “Principles for the Preparation of Fairness Opinions” issued by the IDW.

In its Fairness Opinion dated November 23, 2021, KPMG concludes that, subject to the assumptions and restrictions contained therein and at the time the Fairness Opinion was issued (i.e. on November 23, 2021), the Exchange Ratio of 0.8244 HoldCo Offer Shares for one ADVA Share is fair, from a financial point of view, for the ADVA Shareholders within the meaning of IDW S8. The opinion letter is enclosed with this document as Annex 2.

KPMG made the KPMG Fairness Opinion available to the Management Board and Supervisory Board on November 23, 2021, and presented it at separate meetings of the Management Board and Supervisory Board on that same day.

The Management Board and Supervisory Board thoroughly reviewed the KPMG Fairness Opinion independently of each other, discussed its conclusions with representatives of KPMG, and subjected it to an independent critical appraisal.

The KPMG Fairness Opinion was solely rendered for the purpose of enabling the Management Board and the Supervisory Board to form an opinion about the fairness, as of November 23, 2021, from a financial point of view, of the Exchange Ratio to ADVA shareholders. The KPMG Fairness Opinion does not contain a recommendation to ADVA shareholders to accept or to reject the Bidder’s offer.

It was not part of KPMG’s work to provide an opinion on the legal and tax aspects of the voluntary public takeover offer in the sense of a legal or tax opinion. The assessment of the fairness is limited to the purely financial aspects of the voluntary public takeover offer. KPMG points out that the investigations carried out by them within the scope of the preparation of the Fairness Opinion differ substantially in their scope from an audit of financial statements, a due diligence, an expert opinion in accordance with IDW S 1, or similar examinations. Accordingly, the Fairness Opinion is not an audit opinion or any other certificate or confirmation relating to the financial statements, the internal control system, the planning system or the business plans. KPMG accepts no responsibility for the realization of the business plan or the respective underlying premises and assumptions. The information and documents underpinning the Fairness Opinion were neither audited nor reviewed.

Within the scope of its assessment of the Exchange Ratio, KPMG conducted a series of financial analyses it deemed appropriate to provide the Management Board and the Supervisory Board with a basis for assessing the Exchange Ratio from a financial point of view. In doing so, KPMG based its opinion on a variety of factors, assumptions, methods, restrictions and judgements that are described in the KPMG Fairness Opinion.

KPMG conducted its assessment on the basis of information provided by ADVA or publicly available. Within the scope of its assessment they conducted the following analyses: (i) review of the voluntary Takeover Offer; (ii) development of an understanding of the business model of ADVA and ADTRAN; (iii) analysis of the relevant financial information (financial statements, business plans, other financial data) of ADVA and ADTRAN; (iv) assessment of the plausibility of the business plans and discussions with the Management Board of ADVA and ADTRAN about the expected future development as well as the market and competitive situation; (v) analysis of prepared planning scenarios and development of further planning scenarios based on investigations and findings for ADVA and ADTRAN; and (vi) analysis of the transaction process.

To assess the fairness the following methods were applied: (i) discounted cash flow approach by determining the market value of ADVA’s and ADTRAN’s equity under the premise of stand-alone valuation on the basis of the business plan submitted by the management as well as sensitivity analyses for the market value of ADVA’s and ADTRAN’s equity based on the performance of a simulation analysis for key parameters of the business plan; (ii) market-based reference prices approach based on an analysis of listed share price developments for ADVA and ADTRAN, trading-multiples for ADVA and ADTRAN and transaction-multiples for ADVA and ADTRAN, as well as (iii) analyst target share prices for ADVA and ADTRAN.

The KPMG Fairness Opinion takes into account the facts and circumstances known up to November 23, 2021. Events or information occurring after November 23, 2021, are not considered in the assessment of the financial fairness of the exchange offer.

The KPMG Fairness Opinion is subject to certain additional assumptions and caveats. A complete reading of the attached KPMG Fairness Opinion is required to understand the underlying analyses and results.

KPMG will receive customary fees for preparing the Fairness Opinion. This fee is not contingent on the result of the Fairness Opinion or on the outcome of the offer.

(b)	Comparison with historical stock prices and historical exchange ratios

In order to assess the adequacy of the Offer Consideration from a financial point of view, the Management Board and the Supervisory have also taken into account the performance of stock market prices of ADVA Shares and ADTRAN Shares. In order to exclude any influence of the announcement of the transaction on the assessment, the following is based only on periods prior to the announcement of the Offer:

•

On August 27, 2021, the last day that ADVA Shares were traded on the Frankfurt Stock Exchange prior to the publication of the decision to make a public offer, the stock market price (closing price at the Frankfurt Stock Exchange) of ADVA Shares was EUR 12.90 per share; the stock market price for ADTRAN Shares on NASDAQ was USD 24.57 or EUR 20.85. This corresponds to an exchange ratio of 0.6188. Compared to these stock market prices, the offered Exchange Ratio includes a premium of 0.2056 or 33.2%.

•

BaFin gave the three-months average price for ADVA Shares at EUR 12.30. The volume-weighted three-months average price for the ADTRAN Shares amounts to EUR 18.19. This corresponds to an exchange ratio of 0.6761 ADTRAN Shares per ADVA Share. The offered Exchange Ratio includes in relation thereto a premium of 0.1482 or 21.9%.

•

In the six month up to and including August 27, 2021, the last trading day prior to the publication of the decision to make a public offer, the intraday weighted volume average price of ADVA Shares on the Frankfurt Stock Exchange amounts to EUR 11.23. The average stock exchange price for ADTRAN Shares in the same period on NASDAQ is USD 19.96 or EUR 16.72. This corresponds to an exchange ratio of 0.6715. In relation thereto, the offered Exchange Ratio includes a premium of 0.1529 or 22.8%.[2]

•

The calculated offer consideration given in Section 10.5.1 of the Offer Document at EUR 15.00 per ADVA Share exceeds all of ADVA’s closing prices in the 52 weeks prior to and including August 27, 2021, the last trading day prior to the publication of the decision to make a public offer.

The Management Board and Supervisory Board note that the offered Exchange Ratio of 0.8244 HoldCo Offer Shares includes a significant premium – namely, depending on the reference period, of up to 33.2% – in relation to the historical stock prices of ADVA Shares and ADTRAN Shares prior to the publication of the Bidder’s decision to make a public offer.

In addition, the Management Board and the Supervisory Board have taken into account the historical Exchange ratios between ADVA Shares and ADTRAN Shares prior to the publication of the Bidder’s decision to make a public offer. The average historical exchange ratio is based on the average of the daily exchange ratios over a certain period of time. The daily exchange ratio is calculated by means of dividing the stock market price of ADVA Shares by the stock market price of ADTRAN Shares converted into Euro using the daily USD/EUR exchange price (closing prices of XETRA and NASDAQ) from Bloomberg.

•

In the five years before the last trading day prior to the publication of the Bidder’s decision to make a public offer (August 27, 2021), the average exchange ratio was 0.5730. The offered exchange ratio thus includes a premium of 0.2514 or 43.9%.

•

In the three years before the last trading day prior to the publication of the Bidder’s decision to make a public offer (August 27, 2021), the average exchange ratio was 0.6647. The offered exchange ratio thus includes a premium of 0.1597 or 24.0%.

[2]	Intraday volume weighted average price and average USD/EUR exchange ratio from Bloomberg.

•

In the last year before the last trading day prior to the publication of the Bidder’s decision to make a public offer (August 27, 2021), the average exchange ratio was 0.6650. The offered exchange ratio thus includes a premium of 0.1594 or 24.0%.

The Management Board and the Supervisory Board note that the offered Exchange Ratio of 0.8244 HoldCo Offer Shares includes a significant premium – namely, depending on the reference period, of up to 43.9% – in relation to the historical exchange ratios of ADVA Shares in relation to ADTRAN Shares prior to the publication of the Bidder’s decision to make a public offer.

The historical stock market prices of ADVA Shares and ADTRAN Shares, reference to which is made above, come from Bloomberg. An exception is made only for the weighted average price for ADVA Shares in the three-month period prior to August 29, 2021, where the value of EUR 12.30 is used which is given in Section 10.3 (b) of the Offer Document and was given to the Bidder by BaFin in the letter dated October 4, 2021.

(c)	Irrevocable Undertakings

In fulfilment of its obligations under the Irrevocable Undertaking (see 2.4(b)), EGORA has accepted the offer for a total of 7,000,000 shares (approximately 13.7% of the share capital). This Irrevocable Undertaking was negotiated among third parties and leads to the acceptance of the offer at an exchange ratio of 0.8244 HoldCo Offer Shares for each ADVA Share. This also indicates the adequacy of the offered Exchange Ratio.

(d)	Assessment of financial analysts

When assessing the adequacy of the Offer Consideration, the Management Board and Supervisory Board have also taken into account the opinions of financial analysts for ADVA and ADTRAN published prior to announcement of the intention to make an offer on 30 August 2021. These are the same opinions that are listed in the Offer Document under Section 10.5.4. In addition, the Management Board and Supervisory Board have also looked at opinions of financial analysts published after announcement of the offer and publication of the last quarterly results. However, to exclude any possible impact of the announcement, they focused on the opinions published prior to announcement.

Specifically, the analysts’ share price expectations are as follows (source: Capital IQ, Bloomberg and Wall Street Equity Research of August 27 and of November 15, 2021).

ADVA
Analyst	Pre-Announcement		Post-Announcement and Post-Earnings
	Date (2021)	Target [EUR]	Date (2021)	Target [EUR]
Warburg Research	July 23,	17.00	October 22	17.00
Northland Capital Markets	July 23	17.00	October 21	17.00
Landesbank Baden-Württemberg	July 19	15.50
Frankfurt Main Research	July 27	15.20
Commerzbank	July 21	15.00	October 25	14.00
First Berlin	July 27	14.40
Kepler Cheuvreux	July 22	13.60	November 5	14.98
Median		15.20		15.99

ADTRAN
Analyst	Pre-Announcement		Post-Announcement and Post-Earnings
	Date (2021)	Target [USD]	Date (2021)	Target [USD]
Argus Research Corp.	August 9	30.00	November 3	30.00
Cowen	August 6	29.00	November 3	29.00
WestPark Capital	August 6	28.00	November 3	25.00
Jefferies	August 5	26.00
Northland Capital Markets	August 5	25.00	November 15	35.00
Goldman	August 6	22.00	November 3	23.00
Zacks			November 5	23.00
Median		27.00		27.00

Using the median-values (EUR 15.20 for ADVA Shares, USD 27.00 or EUR 22.893 for ADTRAN Shares) results in an exchange ratio of 0.6641 and thus a premium of 0.1603 or 24.1%. Taking these opinions into account, the Management Board and Supervisory Board are of the opinion that the Offer Consideration is financially adequate.

On the basis of the assessments published after the announcement of the offer and publication of the last quarterly results the numbers are as follows: Using the median-values (EUR 15.99 for ADVA Shares, USD 27.00 or EUR 22.894 for ADTRAN Shares) results in an exchange ratio of 0.6986 and thus a premium of 0.1258 or 18.00%.

[3]	USD/EUR exchange ratio as of market close on August 27, 2021 per Bloomberg.
[4]	USD/EUR exchange ratio as of market close on August 27, 2021 per Bloomberg.

(e)	Assessment based on the discounted cash flow approach

The members of the Management Board and Supervisory Board have convinced themselves, that the Exchange Ratio is within the range of values determined by applying the discounted cash flow analyses performed in connection with the preparation of the fairness opinions. The discounted cash flow analyses were based on projections by ADVA and ADTRAN for the years 2021 through 2026.

Against the background of the individual business activities of ADVA and ADTRAN, the Management Board and Supervisory Board considered the capital value-oriented method to be the primary method for assessing the Exchange Ratio.

(f)	Valuation based on valuation-multiples

Members of the Management Board and Supervisory Board have also assessed the Exchange ratio based on valuation-multiples of comparable listed stock corporation and past transactions.

When conducting the trading multiples analysis, the operating result after depreciation and amortisation for ADVA and ADTRAN (EBIT 2023) was taken as the relevant earnings figure, in order to ensure comparability uninfluenced by special effects. The Exchange Ratio lies within the value range thus determined. The Management Board and Supervisory Board point out that there are other multiples that could have been used and would have led to different results.

When conducting the transaction multiples analysis, EBIT-multiples for comparable transactions in the time from 2016 through 2021 were taken into account.

(g)	Overall assessment of the Offer Consideration’s financial fairness

The Management Board and Supervisory Board have thoroughly and intensively analysed the financial fairness of the consideration offered by the Bidder. In doing so, they have taken into account the Fairness Opinions, but have also conducted their own analyses. In particular, they have taken into account the following aspects:

•	a comparison of historical stock exchange prices;

•	a comparison with the target prices of financial analysts;

•	a discounted cash flow approach;

•	market approaches (based on certain valuation multiples and past transaction); and

•	the Irrevocable Undertaking with Egora.

The Management Board and Supervisory Board note:

•

The offered Exchange Ratio includes a significant premium in relation to an exchange ratio determined on the basis of historical stock exchange prices; especially in relation to the three-months average stock price determined by BaFin.

•	The Exchange Ratio is considerably higher than the ratio calculated on the analysts’ price targets for ADVA Shares and ADTRAN Shares, which are still unaffected by the Takeover Offer.

•

Jefferies and KPMG have each rendered an opinion that the Offer Consideration to be received by the ADVA Shareholders is fair from a financial point of view to the ADVA Shareholders. The Management Board and Supervisory Board have determined that the methods and procedures applied by each of Jefferies and KPMG in their analyses were plausible and reasonable.

•

Immediately before the announcement, the Bidder and EGORA have concluded an Irrevocable Undertaking under which EGORA agreed to accept the offer for the offered Exchange Ratio. The Management Board and Supervisory Board are of the opinion, that the Irrevocable Undertaking is the result of negotiations between third parties.

Taking into account the Fairness Opinions, the aspects laid out above and the overall circumstances of the offer, the Management Board and Supervisory Board hold the consideration offered by the Bidder to be financially fair and adequate within the meaning of Section 31 para. 1 WpÜG. The comparison with historical stock exchange prices, as laid out above, shows attractive premiums (such as 33.2% in relation to the stock market price on the last trading day and of 21.9% in relation to the Three-Month Average Price prior to the publication of the Bidder’s decision to make a public offer).

After comprehensive examination and intensive deliberation of the above considerations, the members of the Management Board and the Supervisory Board are of the opinion that the type of the consideration is purposeful and that type and amount of the Offer Consideration are in the best interest of the Company.

5.	THE BIDDER’S AND ADTRAN’S OBJECTIVES AND INTENTIONS

The Bidder and ADTRAN set out their objectives and intentions with regard to ADVA in Section 9.1 of the Offer Document. They essentially correspond to that which was agreed between the Bidder, ADTRAN and ADVA in the BCA.

5.1	Future business activity of ADVA, use of the assets and future obligations

According to the statements in Section 9.1.1 of the Offer Document, it is intended that the complementary technology and product portfolio of ADVA and ADTRAN be merged by way of the business combination in order to form a leading company in the field of optical transmission technology that is better positioned for competing with the big players in the market.

By pooling research and development capacities, it is intended to promote innovations and to increase the competitiveness of the Combined Group in a growing global market characterised by the transition to next-generation networks and state initiatives to promote greater bandwidth and hyperconnectivity.

The Bidder and ADTRAN expect that the merger will expand the customer base of, and the market that can be reached by, the companies involved. According to the Bidder and ADTRAN, the merger will increase the geographic reach. They assert that ADVA’s strong presence in EMEA complements ADTRAN’s strength in North America.

Through scale effects, the expansion of distribution channels, the elimination of duplications in administration and savings achieved through better purchasing conditions, the Bidder and ADTRAN intend to realize relevant synergies.

The Bidder and ADTRAN value ADVA’s SAP and Salesforce applications and do not intend to make any changes in this respect.

According to Section 9.1.1 of the Offer Document, the Bidder and ADTRAN intend to take into account ADVA’s future importance for technological development of and its contribution to the communications infrastructure in Europe, to which they attach great importance, and will continue to do so after Completion of the Business Combination. The Bidder and ADTRAN are aware of the technological importance of ADVA’s business activities in the field of solutions for encryption technologies in communications networks for governmental and quasi-governmental bodies. They intend to support this line of business and want to ensure that that national security concerns are taken into appropriate account in the plans of the Combined Group. At ADVA, the business relating to state customers and critical infrastructure is pooled in the “ADVA Network Security” business area. In the BCA, the Bidder and ADTRAN committed to support ANS in efforts to apply for and secure research and development grants and to ensure compliance with requirements for grants already awarded.

According to Section 9.1 of the Offer Document, apart from the aforementioned, there are no other intentions to change ADVA’s business operations.

In addition, the Bidder states that the Bidder and ADTRAN intent to any dividend policy will take into appropriate account the financial needs of ADVA and its subsidiaries in the light of their business strategy.

The Bidder does not have any intentions aimed at increasing the current level of indebtedness or establishing additional liabilities of ADVA outside of the normal course of business.

5.2	ADVA’s registered office and locations

The Bidder and ADTRAN do not intended to move or close ADVA’s registered office in Meiningen, Germany, as laid down in its articles of association, its place of administration in Martinsried/Munich, Germany, or other important business units in Germany. The Bidder and ADTRAN support ADVA’s plans regarding the construction of a Terafactory in Meiningen, Germany.

According to Section 9.1.2 of the Offer Document, in the course of the integration, the Bidder and ADTRAN together with ADVA will examine whether it makes sense to combine sites of ADTRAN and ADVA in regions outside of Germany where ADVA is present. Presently, both companies are growing and they expect, that additional production capacities will be needed. Therefore, such combinations of sites will not necessarily be required; instead it might suffice just to align the focus of activities of such locations. Yet these decisions will be made in the years to come in the course of the integration.

Furthermore, it is stated in the Offer Document that the Bidder and ADTRAN do not have any intentions regarding the registered office and location of ADVA or its material business units going beyond the aforementioned.

5.3	Management Board and Supervisory Board of ADVA

In the course of integrating ADVA into the group resulting from the Business Combination, the Bidder and ADTRAN intend to change the size and composition of the Management Board. According to the Offer Document, as of yet, there are no intentions as to how big ADVA’s Management Board shall be and how it shall be composed. This will be decided in the course of the integration. The Bidder states that, subject to the subsequent conclusion of a domination agreement, the Management Board will, even after completion of the Takeover Offer, manage ADVA’s business independently on its own responsibility in accordance with applicable German and European law.

The Bidder and ADTRAN do not intend to change the total number of members of the Supervisory Board from the current figure of three. They intend to be represented in the Supervisory Board according to their shareholding. As of the publication of the Offer Document, the Bidder and ADTRAN say that they had not yet decided who shall be elected as their representatives in ADVA’s Supervisory Board. The Bidder and ADTRAN want to wait the outcome of the Offer. According to Section 9.1.4 of the Offer Document, however, it is, in any case, intended that at least one member of ADVA’s Supervisory Board shall be independent of the Bidder and ADTRAN.

5.4	Employees of and employee representation at ADVA

In the merging of the companies’ areas of focus in terms of geography and products, the Bidder and ADTRAN see an opportunity to strengthen and further develop the joint workforce. The Bidder and ADTRAN think that the Combined Group’s future success will be built on the foundation of its valued, competent and committed workforce around the world.

The Bidder and ADTRAN intend to support the Management Board in maintaining and developing attractive and competitive conditions in order to retain an excellent workforce worldwide. The Bidder and ADTRAN expect ADVA to grow as a result of the Business Combination and therefore do not intend any personnel measures.

In addition, the Bidder committed in the BCA to allow the ADVA’s workforce to participate appropriately in the success of the Combined Group by way of attractive incentive programmes. It is intended to give all participants in the company’s stock option plan the opportunity to transform the options granted to them into options of the Bidder. Details on how this transformation will work can be found in Section 9.1.3 of the Offer Document.

In Section 9.1.3 of the Offer Document, the Bidder and ADTRAN declare that they do not intend to prompt the company to take measures aimed at amending or terminating existing works agreements, collective bargaining agreements or other agreements, in particular with regard to employment conditions of ADVA Group employees.

At the end of Section 9.1.3 of the Offer Document it is stated that, in connection with the offer, the Bidder and ADTRAN do not have any further intentions with regard to employees, their representation and employment conditions.

5.5	Possible structural measures or delisting after closing

Pursuant to the BCA and the Offer Document, the Bidder is considering the implementation of various structural measures after the transaction is completed. Whether and which structural measures are taken will depend on the Bidder’s shareholding after closing, the prevailing market conditions and other commercial considerations.

(a)	Domination and profit and loss transfer agreement

In Section 9.1.5(b) of the Offer Document, the Bidder states that the Bidder and ADTRAN intend to consider the conclusion of a domination and profit and loss transfer agreement with ADVA provided the 75% majority required for this can be expected at the ADVA Annual General Meeting and the conclusion of the intercompany agreement is necessary for the achievement of synergies and financially reasonable.

The conclusion of a domination and profit and loss transfer agreement would lead to the Bidder issuing ADVA’s Management Board with binding instructions regarding ADVA’s management and thus being able to exercise control over the company management of ADVA. Financially speaking, ADVA would then be obliged to transfer to the Bidder all net income for the year that would be accumulated without a transfer of profit, less loss carryforwards and allocations to statutory reserves. In return, the Bidder would be obliged the make up for ADVA’s annual net losses that would be incurred without such a domination and profit and loss transfer agreement and which would not be made up for through capital withdrawals from the other revenue reserves created during the term of the domination and profit and loss transfer agreement.

In the event that a domination and profit and loss transfer agreement is concluded, the Bidder would be obliged (i) to offer the outside ADVA Shareholders to acquire their ADVA Shares in return for a fair cash settlement and (ii) to compensate the remaining outside ADVA Shareholders by making annual recurring payments.

The Bidder states in the Offer Document that the settlement and compensation payment are stipulated in the domination and profit and loss transfer agreement. According to the Bidder, the amount of the compensation payment will be determined by the amount which, based on the results of operations of ADVA to date and taking into account its future earnings prospects, might likely be distributed to the individual share as the average dividend. It states that the settlement will be determined by the intrinsic value of the share. According to the Bidder, this intrinsic value may be determined based on the market value or on the basis of the German income approach [Ertragswertverfahren] or the discounted cash flow method, although the volume-weighted average price of the ADVA Share in the three months before the Bidder’s intention to conclude the intercompany agreement is announced must not be undercut.

It states that the fairness of the amount of the cash settlement and guaranteed dividend per ADVA Share may be reviewed in judicial appraisal proceedings. According to the Bidder, the amount of the fair cash settlement may match the value of the Offer Consideration at the time of completion but may also be higher or lower.

(b)	Squeeze-out

According to the statements in Section 9.1.5(a) of the Offer Document, the Bidder and ADTRAN intend to bring about the exclusion of the remaining ADVA Shareholders depending on whether certain ownership interests are reached.

If the Bidder’s direct and indirect shareholding reaches more than 90% of the issued share capital, a squeeze-out under transformation law pursuant to Section 62 para. 5 of the German Transformation Act (Umwandlungsgesetz – ”UmwG” ) is possible. In order for this to happen, the shares in ADVA would have to be transferred to a subsidiary of the Bidder. After this, ADVA would be merged into this subsidiary and the outside ADVA Shareholders excluded in return for a cash settlement. Should a squeeze-out under transformation law be undertaken, the conditions prevailing at the time of the adoption of the corresponding resolution by the Annual General Meeting will be relevant when determining the amount of the cash settlement. The cash settlement may be determined on the basis of the German income approach or the discounted cash flow method. However, the volume-weighted average price of the ADVA Share in the three months before the announcement of the squeeze-out constitutes a lower limit. The fairness of the cash settlement might be reviewed in judicial appraisal proceedings. The amount of the fair cash settlement may match the value of the Offer Consideration at the time of completion but may also be higher or lower.

If the Bidder reaches a direct and indirect shareholding of more than 95% of the issued share capital, a squeeze-out under stock corporation law pursuant to Sections 327a ff. of the German Stock Corporation Act (Aktiengesetz – “AktG”) or a squeeze-out under takeover law pursuant to Sections 39a ff. WpÜG are also possible. Should a squeeze-out under stock corporation law be undertaken, the conditions prevailing at the time of the adoption of the corresponding resolution by the ADVA Annual General Meeting will be relevant when determining the amount of the cash settlement. The cash settlement may be determined on the basis of the German income approach or the discounted cash flow method. However, the volume-weighted average price of the ADVA Share in the three months before the announcement of the squeeze-out constitutes a lower limit. The fairness of the amount of the cash settlement can be reviewed in judicial appraisal proceedings. The amount of the fair consideration may match the equivalent value of the Offered Consideration in euros but may also be higher or lower. In the case of a squeeze-out under takeover law, the minority shareholders would be excluded in return for payment of a fair consideration by way of court order. The type of settlement must in principle be equal to the consideration for the Takeover Offer, although in the case at hand a cash consideration must be offered as an option, the amount of which is to be determined on the basis of the provisions of the WpÜG Offer Ordinance (WpÜG-Angebotsverordnung) based on the time of publication of the intention to implement the Takeover Offer. The consideration offered under the Takeover Offer is to be considered fair if, as a result of the offer, the Bidder has acquired shares amounting to at least 90% of the share capital to which the offer relates.

(c)	Acquisition of further shares to enable structural measures

The intended structural measures cannot be implemented unless the relevant ownership thresholds are reached. However, the Bidder is not prevented from acquiring further shares on the stock exchange, for example, and increasing its shareholding in ADVA to the necessary extent.

(d)	Delisting

According to the statements in Section 9.1.5(c) of the Offer Document, depending on the Bidder’s ownership interest, the prevailing market conditions and other economic factors, the Bidder and ADTRAN, in consultation with and with the support of the Management Board and Supervisory Board, intend to initiate a delisting of the ADVA Shares.

Delisting means the revocation of the admittance of the ADVA Shares to the Frankfurt Stock Exchange, where the ADVA Shares are admitted to trading on the regulated market. If the shares then no longer traded on the regulated market are also not traded over the counter, the shares would be practically illiquid. In addition, in the event of a complete delisting (i.e. without remaining in the over-the-counter market with the consent of the issuer), the extensive post-admission obligations in the form of disclosure and information obligations would come to an end.

A delisting sought by the Bidder would require a corresponding application by ADVA’s Management Board. According to the rules of the German Stock Exchange Act (Börsengesetz – “BörsG”), the prerequisite for such an application is a formal offer to acquire all outstanding ADVA Shares pursuant to the provisions of the German Securities Acquisition and Takeover Act. The offer must not be made contingent on any conditions and must provide for a cash consideration in euros. Where necessary, the Bidder will make a decision at a later date on the question of whether and under what conditions a delisting will be strived for.

5.6	Intentions of the Bidder and ADTRAN regarding the Bidder

The Bidder was established for the purpose of the transaction and has not yet been operational. According to Section 9.2.1 of the Offer Document, after the Completion of the Business Combination, its main activity will be limited to the activities of a holding company and thus to the management of the Combined Group. Its company name will be ADTRAN Holdings, Inc. and its registered office will be in the United States. The Bidder and ADTRAN intend that the Business Combination does not result in any obligations for the Bidder and that the transaction costs be borne solely by ADTRAN.

The Bidder intends to manage the operational business of the Combined Group from ADTRAN’s current headquarters in Huntsville, Alabama, United States, after Completion of the Business Combination. The Bidder and ADTRAN intend for the Bidder to hire only a few employees coming from ADTRAN. On the level of the Bidder, the Bidder and ADTRAN do not intend to establish an employee representation.

After the transaction is completed, it is intended that the Bidder’s board be expanded to include nine persons. It is intended that the Chairman of ADVA’s Management Board, Brian Protiva, the Chairman of ADVA’s Supervisory Board, Nikos Theodosopoulos, and member of ADVA’s Supervisory Board, Prof. Dr. Johanna Hey, become members of the board of the new group holding company. Brian Protiva is to act as Executive Vice Chairman until the end of 2022 and thereafter as Non-Executive Vice Chairman. It is intended that six members of the Board of Directors of the Combined Group come from ADTRAN’s current board members. Member of the Management Board, Christoph Glingener, is to become a member of the senior management team of the Combined Group. Ulrich Dopfer, current Chief Financial Officer of ADVA, shall replace Michael Foliano within five years of the Completion of the Business Combination unless he is offered leave with a severance package. Scott St. John shall become the Bidder’s Chief Marketing and Sales Officer unless he is offered leave with a severance package. Paulus Bucher, currently ADVA’s Chief Operating Officer, shall have the same position at the Bidder unless he is offered leave with a severance package.

For more information on the Bidder’s and ADTRAN’s intentions regarding the Bidder see Section 9.2 of the Offer Document.

5.7	Intentions of the Bidder and ADTRAN regarding the ADTRAN

According to Section 9.3.1 of the Offer Document, the Bidder and ADTRAN intend for the business activities of ADTRAN to remain basically unaffected regarding production, products, markets and distribution. However, the Business Combination shall increase ADTRAN’s market opportunities and extend its distribution channels. In addition, ADTRAN, together with ADVA, shall position itself as global innovation driver.

The Bidder and ADTRAN intend ADTRAN to bear the transaction costs attributable to ADTRAN and the Bidder. It is also intended that ADTRAN continue its current dividend policy. The Bidder and ADTRAN have no intentions aimed at increasing the current level of indebtedness or establishing additional liabilities of ADTRAN outside of the normal course of business.

The Bidder and ADTRAN have no intentions of moving ADTRAN’s head office away from Huntsville, Alabama, United States of America. Nor are there any intentions of closing or relocating any of ADTRAN’s business sites. As stated before, in the course of the integration, the Bidder and ADTRAN will, together with ADVA, examine whether it makes sense to combine locations of ADTRAN and ADVA in regions outside of Germany. Since both companies are growing, it is to be expected that additional production capacities will be required. Therefore, such combinations of sites will not necessarily be required; instead it might suffice just to align the focus of activities of such locations.

The Bidder and ADTRAN have no intentions of making changes regarding ADTRAN’s employees. Currently, ADTRAN has no employee representations and neither the Bidder nor ADTRAN intend to establish such representations at ADTRAN after the Business Combination. As far as ADTRAN employees are entitled to options or subscription rights to ADTRAN Shares, those options and subscription rights shall be replaced by corresponding rights to Bidder Shares. The Bidder and ADTRAN have no intentions of changing the composition of ADTRAN’s board or senior management team.

Additional information regarding the Bidder’s and ADTRAN’s intentions regarding ADTRAN can be found in Section 9.3 of the Offer Document.

6.	ASSESSMENT OF THE BIDDER’S OBJECTIVES AND THEIR ANTICIPATED CONSEQUENCES FOR ADVA

6.1	Future business activity of ADVA, use of the assets and future obligations

(a)	Business Combination Agreement as the foundation for the business combination

The Management Board and Supervisory Board welcome the fact that the conclusion of the BCA with the Bidder and ADTRAN has created clarity and a reliable basis for important objectives and intentions of the Bidder. However, the Management Board and Supervisory Board point out that the term of the BCA is in principle limited to the period up to 30 August 2023 and the BCA can also be terminated prior to that under certain conditions.

The Management Board and Supervisory Board are of the view that the objectives described by the Bidder in the Offer Document are to ADVA’s advantage and are in its interest.

(b)	Objectives of the business combination and future business operations

The Management Board and Supervisory Board share the assessment of the strategic background to the merger of the two companies. They welcome in particular the aims and plans to form through the transaction a leading optical transmission technology company, which, by pooling the respective strengths of the two companies, is better positioned for competing with the big players in the market.

The Management Board and Supervisory Board also hold that the technology and product portfolio of the two companies complement each other and that the market that can be reached will grow.

The Management Board and Supervisory Board are likewise of the view that important synergies can be achieved through the business combination. They share the Bidder’s expectation that the business combination will, for the Combined Group, be able to generate synergies and cost savings of USD 52 million per year before taxes within two years from its completion. In order to achieve these synergies, one-off expenses of USD 37 million are expected.

The synergies are expected to result from (i) reduction of cost of goods sold through potential volume discounts, optimization of logistics and consolidation of process organisation; (ii) gains in efficiency through scale effects in research and development; (iii) cost savings in sales and marketing through scale effects and an expansion of customer relationships; and (iv) savings in rental costs for overlapping locations and reduction of duplicate functions in the area of management and general administration.

At the time of publication of this Reasoned Statement, the envisaged synergies are only estimates. The estimates are not based on concrete plans for individual integration measures. The Management Board and the Supervisory Board expect that the detailed planning with regard to the leveraging of synergies of ADVA and ADTRAN can still be completed jointly by the time of the closing of the business combination. However, based on their experience in the business area of ADVA and ADTRAN, the Management Board and Supervisory Board are convinced that the described estimates of synergies and cost savings can actually be achieved.

The estimates of synergies and cost reductions assume certain business decisions. Whether these will be taken at all or only in a modified form is uncertain at the present time. Accordingly, the results actually achieved may differ significantly from those indicated in this estimate. Therefore, no assurance can or will be given at this point that the estimates will be achieved.

The Management Board and Supervisory Board welcome the Bidder’s clear commitment to ADVA’s activities in the area of secure transmission technology and state customers and the pledge to take appropriate consideration of national security interests in the business plans of the Combined Group. The fact that the Bidder undertook to support the application for and maintenance of research and development grants is also looked upon favourably. Both serve to safeguard these important activities of ADVA

The Management Board and Supervisory Board also welcome that no change to the Company’s SAP- and Salesforce applications is intended. This avoids the burdens associated with a changeover as part of the integration process.

(c)	Use of the assets and future obligations

The Management Board and Supervisory Board rate positively the fact that, according to the Offer Document, the Bidder does not at present intend to increase ADVA’s current level of indebtedness or to bring about other obligations for ADVA outside of normal business operations.

6.2	ADVA’s registered office and locations

The Management Board and Supervisory Board welcome the fact that the Bidder does not intend to move or close the registered office in Meiningen, Germany, the place of administration in Martinsried/Munich, Germany, or other important business units in Germany. The commitment to this location of the Company expressed in the support for ADVA’s plans to build a Terafactory in Meiningen, Germany, is also looked upon favourably by the Management Board and Supervisory Board.

The Management Board and Supervisory are of the opinion that it is reasonable to examine in the course of the integration whether it makes sense to combine locations outside of Germany, since this may help to achieve synergies.

6.3	Management Board and Supervisory Board of ADVA

ADVA remains a legally independent European corporation. It will continue to have a Management Board and a Supervisory Board.

The Bidder’s and ADTRAN’s intentions to change the size and composition of the Management Board in the course of the integration is, in the opinion of the Management Board and Supervisory Board, reasonable and, depending on the integration process, not unusual. The members of the Management Board and Supervisory Board look favourably upon the Bidder’s explicit affirmation that, subject to the conclusion of a domination agreement, the Management Board will continue to manage ADVA’s business on its own responsibility.

The Management Board and Supervisory Board look favourably upon the fact that the size of the Supervisory Board is not intended to change. In past years, the number of three Supervisory Board members proved to be capable of performing the board’s duties effectively and appropriately but also efficiently, given the size of the company. The fact that the Bidder is striving for representation on the Supervisory Board according to its shareholding is normal and appropriate given its significant shareholding upon completion. It is positive that, in any case, at least one member of ADVA’s Supervisory Board shall be independent of the Bidder and ADTRAN.

6.4	Employees of and employee representation at ADVA

The Management Board and Supervisory Board share the view put forward in the Offer Document that the business combination presents considerable opportunities for growth and thus also further development options for the employees of both companies. The Management Board and Supervisory Board are convinced that the success of the Combined Group depends to a significant extent on a competent, committed and motivated workforce.

The Management Board and Supervisory Board therefore welcome the fact that the Bidder has pledged to support the Management Board in offering attractive and competitive conditions in order to retain an excellent workforce. In addition, the Bidder undertook to ensure that the employees enjoy an appropriate share in the company’s success through appropriate performance-based remuneration models. Each employee entitled to options will be given the opportunity to exchange his options for instruments based on shares in the Combined Group. In this way, the employees entitled to options can share in the success of the Combined Group, which is positive.

The Management Board and Supervisory welcome that the Bidder and ADTRAN do not plan any personnel measures due the growth expected for ADVA.

Furthermore, it is positively noted that the Bidder does not have any plans aimed at amending agreements on employment conditions, and the Bidder expressly declares that the rights of employees, works councils and trade unions at the company and with regard to the company will be respected.

Due to the applicable statutory provisions, the completion of the transaction will not have any direct impact on the employees of ADVA or its subsidiaries and their respective employment conditions.

However, the Management Board and Supervisory Board recognise that, after the transaction is completed, certain restructurings will probably be necessary in order to realise the synergies sought with this business combination.

Otherwise, no consequences for ADVA’s employees, their representation and their employment conditions, or for ADVA’s locations, are obvious from the offer.

6.5	Possible structural measures or delisting after closing

From the point of view of the Management Board and Supervisory Board, it is understandable that the Bidder is considering entering into a domination and profit and loss transfer agreement, as the latter is an economically sensible step in order to be able to realise on a legally secure basis the advantages of future cooperation in the Combined Group. Without a domination and profit and loss transfer agreement, all transactions between ADVA, the Bidder and ADTRAN would have to stand up to an arm’s length comparison if disadvantages arising from such transactions are not made up for. The cooperation with the controlling company desired in order to achieve synergies would be made significantly more difficult because, each time a measure is instigated by the Bidder, it would have to be checked, with the involvement of specialist departments, whether compliance with the rules applicable in the actual group is guaranteed.

Where the ownership thresholds required for a squeeze-out are reached, the implementation of corresponding measures seems understandable from the point of view of the Management Board and Supervisory Board. The ADVA Shares will no longer be very liquid at that point and the outside shareholders will be protected by the settlement offered, which can be reviewed in judicial appraisal proceedings.

The Management Board and Supervisory Board consider delisting, too, to be a possible course of action. However, the legality and expediency must be examined when the relevant decision is made, taking into account all advantages and disadvantages for ADVA. When doing so, in particular the specific situation after settlement of the offer, including, among other things, the acceptance ratio and the remaining free float, must be included in the assessment. The Management Board and Supervisory Board have not yet made a decision on a delisting. The same applies if the Bidder proposes a segment change (in other words a change from the Prime Standard market segment to the General Standard market segment of the Frankfurt Stock Exchange) or a downlisting (a return to the over-the-counter market) or, where possible, measures to discontinue over-the-counter trading on the stock exchanges in Berlin, Dusseldorf, Hamburg, Hannover, Munich, Stuttgart as well as via Tradegate Exchange.

6.6	Financial consequences for ADVA

(a)	Financing

ADVA is currently a contracting party to two financing agreements, each of which provides for legal consequences in the event of a significant change in the shareholder structure. While the bilateral loan with Deutsche Bank ends automatically with the change of control, the larger syndicated loan provides for a duty to negotiate and a right of termination on the part of the lenders. Currently, the Management Board is having discussions with the lending banks. The Management Board and Supervisory Board currently assume that either an agreement with the lenders can be reached according to which the will not make use of their termination rights or that it will be possible to replace necessary credit lines. In addition, the Bidder and ADVA have committed themselves in the BCA that, they will ensure to the best of their ability that affected credit lines be replaced if necessary.

(b)	Dividend policy

In the past, ADVA did not distribute any dividends. The Bidder’s intention to take into appropriate account the financial situation business strategy of ADVA and its subsidiaries in any dividend decision is looked upon favourably by the Management Board and Supervisory Board. They welcome the statement in Section 15.2.3 of the Offer Document, according to which ADVA is to retain its earnings to finance further growth.

(c)	Tax consequences

(i)	Tax loss carry-forwards

Tax loss carry-forwards of ADVA would generally be completely cancelled if, directly or indirectly, more than 50% of the ADVA Shares are transferred to a purchaser, e. g. the Bidder. However, they remain deductible to the extent that there are corresponding taxable hidden reserves in ADVA in accordance with German tax regulations.

In the opinion of the Management Board and the Supervisory Board, tax loss carry-forwards of ADVA should be covered by sufficient hidden reserves. Assuming that, at the point in time when 50% of ADVA Shares be transferred to the Bidder, there still are sufficient hidden reserves, it is not to be expected that ADVA’s unused tax loss carry-forwards will decline. Tax loss carry-forwards in ADVA’s subsidiaries abroad may, under their respective local tax legislation, be deductible only to a certain extent. With regards to the US-subsidiary, ADVA Optical Networking North America, Inc., the indirect transfer of more than 50% of the shares in the U.S. company could reduce the usable tax loss carry-forwards in the range of up to a maximum amount of USD 11.8 million, depending on the value ratios at the time of closing.

(ii)	Real estate transfer tax

The closing of the Takeover Offer could, for all intents and purposes, trigger a real estate transfer tax. This is the case, if the Bidder directly or indirectly acquires 90% of the outstanding ADVA Shares or if, in the course of the acquisition, together with other transfers since July 1, 2021, 90% or more of the ADVA Shares are transferred directly or indirectly to new shareholders, unless such transfers since July 1, 2021, according to Section 1 para. 2c Real Estate Transfer Tax Act (Grunderwerbsteuergesetz – “GrEstG” – this Section the so-called Stock Exchange Clause—Börsenklausel), remain out of consideration so that the threshold of 90% is not reached.

If through settlement of the Offer, or through other purchases of ADVA shares in connection with the Takeover Offer real estate transfer tax is triggered pursuant to Section 1 para. 2b GrEstG in its version applicable as of July 1, 2021, such tax is to be paid by ADVA. If Section 1 para. 2b GrEstG in its version applicable as of July 1, 2021, does not apply, the transfer of 90% of ADVA Shares to the Bidder should trigger real estate tax pursuant to Section 1 para. 3 GrEstG. Such tax would have to be paid by the Bidder. Based on a rough estimate, the real estate tax, if any, would amount to less than EUR 800,000.

6.7	Intentions of the Bidder and ADTRAN regarding the Bidder

The Management Board and Supervisory Board welcome the fact that, after the transaction is completed, three current members of the ADVA administration will take up positions on the board of the new group holding company and ADVA will also be represented in the senior management team.

In order to enable the Business Combination, in the BCA, the parties have agreed to have a holding company with its legal seat in the United States of America. After the full integration, however, the European headquarter of the Combined Group shall be at ADVA’s head-office in Martinsried near Munich, Germany. The Management and Supervisory Board therefore welcome the proposed structure of the Combined Group. They also welcome the fact, that ADTRAN shall bear all transaction costs attributable to ADTRAN and the Bidder.

6.8	Intentions of the Bidder and ADTRAN regarding ADTRAN

The Management Board and Supervisory Board welcome intentions stated by the Bidder and ADTRAN regarding ADTRAN in order to achieve the strategic goals of the Business Combination. The Management Board and Supervisory Board share the assessment, that the Business Combination will enhance market opportunities, extend distribution channels and allow ADTRAN, together with ADVA, to position itself as global innovation driver.

The intended continuation of ADTRAN’s dividends will benefit the group’s holding company and all shareholders of the Combined Group.

The Management Board and Supervisory take positive view of the fact, that, mirroring the intentions regarding ADVA, no changes are intended regarding key sites and employment conditions. In the given constellation, they also consider it expedient that no changes are intended regarding ADTRAN’s board and senior management team.

7.	IMPACT ON ADVA SHAREHOLDERS

The following information should help the ADVA Shareholders in assessing the consequences of accepting or not accepting the Takeover Offer. Here, the Management Board and Supervisory Board address those factors which, in their estimation, might be relevant for such an assessment. However, the following factors cannot be claimed to be complete and thus do not constitute an exhaustive list of factors which ADVA Shareholders should take into account when making their decision or which an ADVA Shareholder might consider relevant. ADVA Shareholders should therefore form their own judgment, taking into account their own personal circumstances. In this connection, the Management Board and Supervisory Board recommend that ADVA Shareholders obtain advice from their own financial, legal and tax advisers.

In addition, the Management Board and Supervisory Board point out that they cannot make any assessment of the tax consequences of an acceptance or non-acceptance of the Takeover Offer for each individual ADVA Shareholder. This applies in particular to the question of whether the acceptance of the Takeover Offer will lead to tax disadvantages – in particular regarding the tax obligation associated with capital gains – for ADVA Shareholders. For this reason, the Management Board and Supervisory Board recommend to the ADVA Shareholders that they obtain advice, in particular with regard to their personal tax situation, before accepting the Takeover Offer.

7.1	Possible impact on ADVA Shareholders who accept the exchange offer

Those ADVA Shareholders who accept the exchange offer should take into account the following information in particular when making their decision:

(a)

ADVA Shareholders who accept the Takeover Offer will in future no longer benefit directly if ADVA performs well and/or if the price of ADVA Shares increases, but rather will only benefit indirectly via the Bidder’s shareholding in ADVA.

(b)

ADVA Shareholders who accept or who have accepted the Takeover Offer will bear the risk, when implementing the Takeover Offer, that the Bidder’s business activity and/or stock market price will develop negatively. In particular, it is possible that the synergies expected by the Bidder will not be achieved, will not be fully achieved or will not be achieved until later.

(c)

The completion of the Takeover Offer is subject to the condition that all Closing Conditions are met. Should one of these conditions not be met and the Bidder decides not to waive its being met, the Takeover Offer will not be completed. This may have a negative impact on the price of the ADVA Shares.

(d)	ADVA Shareholders may withdraw from the acceptance of the Takeover Offer only subject to the conditions described in Section 17 of the Offer Document.

(e)

Although the ADVA Shares with the ISIN DE000A3MQBT1 tendered for sale can continue to be traded before the end of the Acceptance Period, the trading volume and the liquidity of the ADVA Shares tendered for sale depend on the respective acceptance ratio. Both the trading volume and the liquidity may therefore not exist at all or may be very low and subject to strong fluctuations. Therefore, it cannot be ruled out that, in the absence of demand, it will be impossible to sell ADVA Shares tendered for exchange on the stock exchange.

(f)

The settlement of the Takeover Offer may be delayed, after the end of the Acceptance Period, as a result of obtaining regulatory approvals or the execution of regulatory proceedings which have to be concluded before the Takeover Offer is completed. In such cases, the ADVA Shareholders do not have any right of withdrawal. Accepting shareholders therefore bear the risk that the Bidder’s stock market price develops negatively.

(g)

In the event that the Bidder, persons acting jointly with the Bidder or their subsidiaries acquire ADVA Shares outside the stock exchange within one year of the publication of the number of all voting rights owed to them after the end of the Acceptance Period (Section 23 para. 1 sentence 1 no. 2 WpÜG), and if consideration that is higher than the offer price is granted or agreed for these shares, the Bidder is obliged to pay those ADVA Shareholders who accepted the offer a consideration in the amount of the respective difference. However, when shares are purchased on the stock exchange, this right to subsequent improvement does not exist. There is likewise no right to subsequent improvement when shares are acquired in connection with a statutory obligation to grant ADVA Shareholders compensation or for the acquisition of ADVA’s assets or part of its assets by way of merger, demerger or transfer of assets of the target company. After one year has passed since the publication pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG, those previous ADVA Shareholders who accepted the offer will no longer under any circumstances have a right to subsequent improvement if the Bidder acquires ADVA Shares at a higher price than that offered under the offer.

(h)

The ADVA Shareholders who accept the Takeover Offer become shareholders of the Bidder, a company that is subject to the law of the state of Delaware, USA. The rights and duties as well as the rights and duties of officers of the Bidder are therefore no longer determined by the provisions of Council Regulation (EC) No 2157/2001 of 8 October 2001 on the Statute for a European company (SE) (SE Regulation), of the German SE Implementation Act (SE-Ausführungsgesetz), of the German Stock Corporation Act (Aktiengesetz – AktG) and the articles of association of ADVA. According to Section 6.4.2 of the Offer Document, the corporate law of the State of Delaware does not grant pre-emptive rights to Bidder Shareholders in the event of, among other things, the issuance of shares or other securities of the Bidder. In the event of capital measures at ADVA, its shareholders are granted pre-emptive rights that can only be excluded under certain requirements. Shareholders accepting the offer will, in future, not be protected by the provisions limiting the exclusion of pre-emptive rights as set forth in the German stock corporations law. As to the exercise of shareholder rights, it should be noted that, according to Section 6.4.2 of the Offer Document, the Bidder has entered into an agreement with ADEUS Aktienregister Services. This was done in order to facilitate the exercise of shareholders right, in particular voting rights and the right to participate in the Bidder’s shareholders meeting. After the Completion of the Business Combination, ADEUS will act as central registration agent. Its functions will include the publication of the relevant information in the German Federal Gazette (Bundesanzeiger) which beneficial owners need in order to exercise their rights and processing administrative tasks in connection with the logistics of attending and voting at stockholders meetings.

(i)

When the ADVA Shares are transferred upon settlement of the offer, the profit entitlement associated with the ADVA Shares will also pass to the Bidder. ADVA Shareholders who accept or have accepted the offer will therefore in future not participate directly in dividends distributed by the company, but rather only indirectly via the Bidder’s shareholding in ADVA.

(j)

ADVA Shareholders who accept the offer will not receive any settlement payments which, by act of law (or based on an interpretation of the law on the basis of established legal practice), are to be paid in the case of any particular structural measures implemented after settlement of the offer (in particular the conclusion of a domination and/or profit and loss transfer agreement, squeeze-out or certain transformation measures). Any settlement payments would be measured on the basis of the company value of ADVA at a future point in time and would be subject to judicial review in the context of appraisal proceedings. Such payments may be higher or lower than the value of the consideration offered.

7.2	Possible impact on ADVA Shareholders who do not accept the Takeover Offer

Those ADVA Shareholders who do not accept the Takeover Offer should take into account the following information in particular when making their decision:

(a)

ADVA Shareholders bear the risk associated with the future development of the ADVA Group and therefore also the future development of the stock market price of the ADVA Shares. If too few ADVA Shareholders tender their shares, the acceptance threshold of 70% will not be reached and the Takeover Offer will not be settled. In this case, the stock market price of the ADVA Shares may fall for different reasons, including the fact that the current price of the shares includes a premium based on the assumption that the business combination will be completed.

(b)

The ADVA Shares which are not tendered within the meaning of the offer will continue to be traded on the respective stock exchanges until a possible discontinuation of the listing of the ADVA Shares. It is uncertain whether the price of the ADVA Shares will rise, fall or remain at a comparable level in the future.

(c)

The implementation of the offer will presumably lead to a reduction of the free float of the ADVA Shares. The number of the ADVA Shares in free float might even be reduced so much that the ADVA Share loses significant liquidity. As a result, it could potentially be impossible to execute buy or sell orders for ADVA Shares at all or at least within an appropriate period of time. In addition, the falling liquidity of the ADVA Shares might lead to lower market prices and larger price fluctuations than in the past.

(d)

ADVA Shares are admitted to trading on the regulated market of the Frankfurt Stock Exchange and on the sub-segment of its regulated market with further post-admission obligations (Prime Standard). They are currently included in the SDAX. A significant reduction in the free float may mean that ADVA Shares no longer meet the requirements for being included in the SDAX. The Takeover Offer may therefore result in ADVA Shares no longer being included in the SDAX. Leaving the index might lead to investment funds and other institutional investors whose assets track these indices selling their ADVA Shares. One consequence of this might be an oversupply of ADVA Shares on a comparably illiquid market, which could have a negative impact on the stock market price of the ADVA Shares.

(e)

If the Bidder’s offer is settled, the Bidder will, taking into account the minimum acceptance threshold of 70% provided for in Section 12.1.1 of the Offer Document, have an absolute majority of the shares and voting rights. ADVA would then be a company dependent on the Bidder within the meaning of Section 17 AktG. The legal framework conditions for this relationship of dependence between the controlling shareholders and ADVA are laid down in Section 311 AktG. Measures that are to ADVA’s disadvantage may be instigated by the controlling companies if the disadvantage is made up for in accordance with the rules of corporate group law. It cannot be ruled out that this will lead to a weakening of ADVA’s business strength and earnings capacity.

(f)

The Bidder may, insofar as it in future has the requisite majority of voting rights to make decisions at the Annual General Meeting about the appropriation of the net retained profits for the previous year in each case, determine the amount of the dividend to be distributed within the scope of the available net retained profits available in each case.

(g)

Depending on the acceptance ratio and any further acquisitions of shares by the Bidder or persons acting jointly with it, these may together have the requisite qualified majority to decide on particular structural measures under stock corporation law or other resolutions of significance at the Annual General Meeting of the company. The following measures, for example, may be considered (where legally permissible): changes to the articles of association, capital increases, exclusion of the subscription right for capital measures, instigation of a domination and profit and loss transfer agreement, squeeze-out, restructurings, merger and dissolution (including dissolution by transfer) of the company.

(h)	The Bidder may (where legally permissible) strive for measures that lead to the discontinuation of the listing.

(i)

In the case of a domination and profit and loss transfer agreement, the Bidder, as the controlling company, might give binding instructions for the management to the respective Management Board of the company. Owing to the obligation to transfer profits, ADVA’s entire net income for the year will in such instances be transferred to the controlling company. Among other things, such a domination and profit and loss transfer agreement would provide for an obligation on the part of the controlling company to (i) acquire the ADVA Shares of the outside ADVA Shareholders at their request in return for a fair cash settlement and (ii) pay the remaining outside shareholders compensation by way of recurring payments (“Guaranteed Dividend”). The fairness of the amount of the recurring payments and of the cash settlement may be reviewed in judicial appraisal proceedings. The amount of the fair cash settlement might be the same as the offer price but may also be higher or lower.

(j)

In the event that at least 95% of ADVA’s share capital belongs to the Bidder after the settlement of the offer, it would be entitled to file an application pursuant to Section 39a WpÜG to transfer the remaining ADVA Shares to it in return for payment of a fair settlement by way of court order (squeeze-out under takeover law). The consideration granted under the offer is considered a fair settlement if, as a result of the offer, the Bidder has acquired at least 90% of ADVA’s share capital to which the offer relates. Pursuant to Section 39a para. 3 sentence 2 WpÜG, a cash consideration must always be offered as an option. In the event that the Bidder is entitled to file an application pursuant to Section 39a WpÜG, ADVA Shareholders who have not accepted the offer will have a put option vis-à-vis the Bidder pursuant to Section 39c WpÜG. The details of the technical execution of the put option would be published by the Bidder in due time. Pursuant to Section 39a WpÜG, an application for the implementation of a squeeze-out under takeover law must be filed within three months of the end of the Acceptance Period.

(k)

The Bidder might demand a transfer of the ADVA Shares pursuant to Sections 327a ff. AktG (squeeze-out under stock corporation law) if, after the settlement of the offer, at least 95% of ADVA’s share capital belongs to it or to a company to be ascribed to it pursuant to the applicable provisions. If the Annual General Meeting of ADVA resolves the transfer of the shares of the remaining shareholders to the main shareholder in return for payment of a fair cash settlement pursuant to Section 327a para. 1 sentence 1 AktG, the amount of the cash settlement to be paid would be determined by reference to the circumstances prevailing at the time of the adoption of the resolution on the transfer of the shares by the ADVA Annual General Meeting. The fairness of the amount of the cash settlement may be reviewed in judicial appraisal proceedings. The amount of the fair cash settlement might be the same as the offer price but may also be higher or lower.

(l)

If, after the Takeover Offer is completed or at a later date, ADVA Shares amounting to at least 90% of ADVA’s share capital are held, the transfer of the ADVA Shares pursuant to Section 62 para. 5 sentence 1 UmwG, Sections 327a ff. AktG (squeeze-out under transformation law) in connection with a merger with and into the main shareholder organised in the legal form of a corporation [Aktiengesellschaft – AG], SE or partnership limited by shares [Kommanditgesellschaft auf Aktien – KGaA] might be demanded. The prerequisites necessary for this may also be created by transferring the Bidder’s shares to a subsidiary. If the Annual General Meeting of ADVA resolves the transfer of the shares of the remaining shareholders to the main shareholder in return for payment of a fair cash settlement pursuant to Section 62 para. 5 sentence 1 UmwG, Sections 327a ff. AktG, the amount of the cash settlement to be paid would be determined by reference to the circumstances prevailing at the time of the adoption of the resolution on the transfer of the shares by the ADVA Annual General Meeting. The fairness of the amount of the cash settlement may be reviewed in judicial appraisal proceedings. The amount of the fair cash settlement might be the same as the offer price but may also be higher or lower.

(m)

After the transaction is completed, the Bidder and ADVA might, within the scope of what is legally permissible, agree to (i) bring about the withdrawal of the ADVA Shares from, among others, a regulated market segment of the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard) while the shares remain listed on the regulated market (General Standard) (segment change), or file an application with the regulated market on the Frankfurt Stock Exchange as a whole (delisting). In the event of a segment change, the stricter reporting duties of the Prime Standard of the Frankfurt Stock Exchange would no longer apply, while in the event of delisting all reporting duties associated with the listing on the regulated market would cease to apply. A delisting would have a negative effect on the liquidity of the ADVA Share. German law does not provide any protection in the case of segment changes. However, a delisting would require that the minority shareholders be made an offer for the acquisition of their shares pursuant to the provisions of the German Securities Acquisition and Takeover Act. At the same time, the consideration offered for such an offer must be in cash and must not amount to less than (i) the weighted average domestic market value of the ADVA Share in the last six months before publication of the decision to make the public offer, or (ii) the highest consideration that was paid or agreed by the respective Bidder for the acquisition of the ADVA Shares in the last six months before publication of the respective Offer Document. The offer for the delisting must not be made contingent on any conditions. The consideration offered in cash in the event of a delisting may match the value of the Offer Consideration but may also be higher or lower. The other prerequisites for delisting are based on the rules of the Frankfurt Stock Exchange.

8.	OFFICIAL APPROVALS AND PROCEDURES

The Management Board and Supervisory Board point out that the Bidder demonstrated in Section 11 of the Offer Document that the planned acquisition of ADVA Shares requires various merger control and foreign trade approvals in different countries.

Merger control approvals for the merger must be obtained in Germany, the United States and the United Kingdom (for details on the necessary procedure in each case, see Section 11.1 of the Offer Document). Foreign trade approvals, which require either a corresponding approval or the expiry of the waiting periods that apply in each case, are required in Germany, the United States, the United Kingdom, Australia and Spain (for details, see Section 11.2.1–5 of the Offer Document). In Section 11.3 of the Offer Document, the Bidder has listed the status of these procedures at the time of publication of the Offer Document.

With regard to German merger control, the German Federal Cartel Office (Bundeskartellamt) has granted clearance on October 11, 2021. As to the merger control proceedings in the UK, the CMA issued an indication in a letter dated October 25, 2021, that it has no further questions and does not intend to initiate an investigation into the Business Combination, which is why the Bidder will refrain from submitting a formal notification. Regarding the merger control clearance in the United States, the waiting period of 30 days as of the application on October 15, 2021, as described in Section 11.1.2 of the Offer Document, has expired without the competent US antitrust authorities having made any comments.

The following should be noted regarding the status of foreign trade clearances: On November 10, 2021, the Spanish General Directorate for International Trade and Investments has declared, that the transaction does not fall within the scope of the Spanish foreign trade regime. In the United Kingdom, the competent ISU has informed the Bidder on November 3, 2021, that it has no reservations with regard to the project from the point of view of foreign trade law. In Section 11.3.6 of the Offer Document, the Bidder states that it will still file a formal notification with the ISU in January after the NS&I Act comes into force, because it cannot be excluded that the Offer falls within the scope of the NS&I Act. In Australia, the Bidder filed a notification with the FIRB on October 19, 2021. According to Section 11.3.7 of the Offer Document, the Bidder expects to be notified of the decision within three to four months of the filing. In the United States, a draft notification was filed with CIFIUS on November 2, 2021. After the voluntary notification is submitted, CIFIUS begins the actual review which can take 90 calendar days. Currently, the process is expected to be completed in the first quarter of 2022, although a later completion cannot be ruled out. In Germany, on September 1, 2021, the Bidder submitted a notification to the BMWi pursuant to sections 60 para. 3 and para. 1 and section 55a para 4 and para. 1 AWV and applied for clearance pursuant to sections 61 and 58a para. 1 AWV. On October 25, 2021, the BMWi opened the formal review procedure. According to Section 11.3.4 of the Offer Document, the Bidder expects a clearance by mid-2022, but points out that delays may occur due to the necessary coordination with various other federal ministries and authorities in the approval process, so that despite all expectations, a later release cannot be ruled out. The Company is in constructive discussions with the BMWi and other relevant authorities and supports the process.

Further details on the status of these proceedings at the time of publication of the Offer Document have been provided by the Bidder under Section 11.3. of the Offer Document.

In addition, the Offer Document states in relation to the Registration Statement:

•

In Section 11.4 of the Offer Document, the Bidder states that it must file the Registration Statement with the SEC, which is necessary in order to register the Bidder’s issuance of the shares pursuant to the Security Act. The SEC must declare the Registration Statement valid prior to the expiry of the Acceptance Period. The Registration Statement was filed with the SEC for the first time on September 1, 2021. On September 28, 2021, the Bidder has received first comments of the SEC regarding the Registration Statement. On October 18, 2021, the Bidder has filed its first amended version of the Registration Statement with the SEC. On November 1, 2021, the Bidder received additional comments from the SEC and has submitted another amended version of the Registration Statement on November 12, 2021.

•

Under Section 11.4.2 of the Offer Document, the Bidder explains that, in contrast to the general rule under applicable U.S. securities law and in reliance on Rule 162(a) under the United States Securities Act of 1933 (as amended – the “Securities Act”), it may begin the Offer pursuant to a preliminary prospectus filed with the SEC before the Registration Statement has been declared effective. To rely on this “Early Commencement Rule”, ADVA Shareholders must be granted the right to withdraw their acceptance of the Offer at any time during the Acceptance Period. Furthermore, the Early Commencement Rule requires that ADVA Shareholders be notified promptly of any material changes in the information published, sent or given in connection with the Offer. In case of a material change other than price or share levels, there must be at least five business days between the notice to the shareholders of such material change and the end of the Acceptance Period. In case that the material change is with respect to the price, the amount of securities sought, the dealer’s soliciting fee or other similarly significant change, or a prospectus supplement is included as part of a post-effective amendment to the Registration Statement, there must be ten business days between notice to the shareholders of such material change or filing and the end of the Acceptance Period. If the preliminary prospectus was materially deficient, there must be 20 business days between the notice to the shareholders of such deficiency and the end of the Acceptance Period. The Bidder points out that it will comply with these provisions only in accordance with the provisions of the WpÜG. In particular, the Acceptance Period will be extended only in the events provided for in the WpÜG. Moreover, in Section 11.4.2, the Bidder points out that it intends to make use of the Early Commencement Rule and therefore grants the withdrawal right laid out in Section 17 which goes beyond the requirements of the WpÜG.

•

In Section 11.4.3 of the Offer Document, the Bidder points out that – where, in the opinion of the SEC, the Registration Statement contains false information on a material fact or omits information on a material fact – the SEC can, pursuant to Section 8 (d) of the Securities Act, after hearing the Bidder, issue a stop order which suspends the effectiveness of the Registration Statement. In this case, the Bidder would not be able to fulfil the offer. According to Section 11.4.3 of the Offer Document, there is, however, the option of revising the Registration Statement in accordance with the requirements of the stop order, after which the SEC would revoke any stop order. The Management Board and Supervisory Board are not aware of any indication that the Registration Statement contains false information on a material fact or omits information on a material fact.

For further details on the official approvals and procedures that are required based on the information provided by the Bidder as well as on the respective status of the procedures, we refer to the Bidder’s other statements in Section 11 of the Offer Document.

9.	INTERESTS OF MEMBERS OF THE MANAGEMENT BOARD AND OF THE SUPERVISORY BOARD

Apart from the arrangements set out in this section, no member of the Management Board or of the Supervisory Board was paid, promised or presented with the prospect of cash considerations or other non-cash benefits in connection with the exchange offer by the Bidder or persons acting jointly with it within the meaning of Section 2 para. 5 WpÜG or their subsidiaries.

9.1	Membership of the board and senior management team of the Bidder as a new holding company

It is provided for in the BCA that individual members of ADVA’s Management Board and Supervisory Board should take on functions in the board and senior management team of the Bidder as the joint holding company of the Combined Group. This ensures in ADVA’s interest that the ADVA side is appropriately represented in the holding company of the Combined Group.

According to the BCA, the Bidder’s board is to be expanded to nine members after the Completion of the Business Combination. Following this, the current Chairman of ADVA’s Management Board, Brian Protiva, as well as the two members of ADVA’s Supervisory Board, Nikos Theodosopoulos and Prof. Dr. Johanna Hey, are to become members of the board of the Bidder as the holding company of the Combined Group. Brian Protiva is to become Vice Chairman of the board, having the role of an executive board member until the end of 2022 (which corresponds to the end of the term of Mr. Protiva’s current service agreement) before then becoming a non-executive board member.

In addition, of the members of the Management Board, Chief Technical Officer Christoph Glingener is to become a member of the senior management team of the new joint holding company. The BCA also stipulates that Ulrich Dopfer is possibly to succeed the current CFO in the Bidder’s senior management team within five years, and Scott St. John is possibly to become the Chief Marketing and Sales Officer of the Bidder, unless an offer is made for their leaving the company with a severance package in each case.

The BCA stipulates that members of the senior management team who are currently members of the Management Board will receive contracts from the new holding company, the conditions of which, including term and remuneration, are not to lag behind either the currently agreed contracts of the Management Board members or the conditions agreed at ADTRAN for the corresponding position. This will ensure that, up to the end of 2022, the members of the Management Board transitioning to the Bidder’s senior management team will not be worse off than they would be, had they simply continued their existing contracts. At the same time, this avoids that members of the senior management team coming from ADVA will be worse off than their colleagues coming from ADTRAN.

The BCA does not contain provision regarding the remuneration of the members of the Bidder’s board of directors. In Section 18.1 of the Offer Document, the Bidder states that the remuneration shall be in accordance with the current remuneration for ADTRAN’s board members.

In the following, the remuneration of the members of ADVA’s Management Board, the Bidder’s Board of directors and the senior management team of ADTRAN, to which reference is made, are outlined briefly.

The current remuneration system for the members of ADVA’s Management Board is published on ADVA’s website at https://www.adva.com under “About us” | “Investors” | “Shareholders’ Meeting”. Page 2 of the document points out that the target compensation as determined for financial year 2021 has been remained unchanged compared to financial year 2020. For the remuneration in financial year 2020 see ADVA’s annual report 2020 available at the Company’s website at https://www.adva.com under “About us” | “Investors”. The term of all current service agreements with members of the Management Board ends on December 31, 2022.

For the compensation of the members of ADTRAN’s board of directors, the Bidder, in Section 18.2.2 of the Offer Document, points out that board members do not receive additional remuneration, if they also form part of the senior management team. If this is not the case, such members of the board of directors receive an annual fixed remuneration of USD 90,000. For certain special functions in committees (e. g. the compensation committee) additional compensation in the amount of USD 5,000–10,000 is paid. Additionally, those members of the board of directors take part in the stock options program, under which, in financial year 2020, they were each granted equity awards amounting to a value of USD 90,008.

For the current remuneration of the members of ADTRAN’s senior management team, see Section 18.2.3 of the Offer Document.

The above has the following specific consequences for the members of the Management Board and Supervisory Board:

Christoph Glingener, currently member of the Management Board, shall transition to the senior management team in the Combined Group. According to ADVA’s last annual report, the remuneration paid in financial year 2020 amounted to EUR 638,000 (USD 719,7155) and the maximum compensation is given at EUR 1,706,000 (USD 1,924,500). Leaving aside the position of CEO, which is not relevant here, the compensations for ADTRAN managers, as given in Section 18 of the Offer Document, have been between USD 739,691 and USD 1,012,989. It must be taken into account, that the new tasks relate to a company of about twice the size.

Ulrich Dopfer, currently member of the Management Board, is to move up to the senior management team as CFO within five years, unless he is offered to leave with a severance package. Scott St. John, also currently member of the Management Board, according to the BCA, may transition to Chief Marketing and Sales Officer in the Bidder’s senior management team, unless he is offered leave with a severance package after a six-months transition period. A concrete promise of a corresponding position is not associated with this.

Brian Protiva, currently member of the Management Board, shall become member of the Bidder’s board as executive member until expiry of his current contract at the end of 2022 and as non-executive member thereafter. According to the Bidder, executive board members do not receive additional compensation for their activities in the board. The compensation for non-executive board members, as stated in the Offer Document, is lower than Mr. Protiva’s current compensation.

Nikos Theodosopoulos as chairman of the Supervisory Board currently receives yearly compensation of EUR 100,000 (USD 112,808). Ms. Johanna Hey as regular member of the Supervisory Board and the audit committee receives EUR 90,000 (USD 101,547). The compensation for non-executive members used by the Bidder for comparison of an annual fixed compensation of USD 90,000 and equity awards in the amount of another USD 90,008 and, possibly, additional compensation for special functions amounting to another USD 5,000–10,000 would lead to a corresponding increase. Yet the tasks and duties would relate to an enterprise of twice the size.

[5]	All conversions from EUR in USD in this sections are calculated on the bases of an exchange ratio of 1:1.12808 on November 21, 2021.

9.2	Treatment of stock option plans

The members of the Management Board participate in ADVA’s current stock option plan. In the event that the Takeover Offer is completed, it is stipulated that the current option programme be transformed into an option programme at the Bidder as the parent company. For this purpose, before signing the BCA, the members of the Management Board undertook by way of separate agreements with the Bidder to exchange their outstanding and as yet unexercised stock options for such options at the Bidder, taking into account all applicable law. The exchange will take place at the ratio of 0.8244 options to Shares of the Bidder for one ADVA option. To calculate the exercise price of the new option, the exercise price of each ADVA option to be exchanged is divided by 0.8244 and rounded up the nearest full cent amount. However, until the Completion of the Business Combination, the members of the Management Board will remain entitled to exercise in accordance with the practice to date those stock options which become exercisable until the Completion of the Business Combination. The rollover of stock options shall not grant additional compensation to the members of the Management Board. The new options are intended to be economically equivalent to the existing ones. In addition, a similar rollover shall be offered to all employees of ADVA and managing directors of its subsidiaries entitled to options under the current stock options programme (see Section 9.1.3 with additional details). Therefore, this is not a special remuneration for members of the Management Board.

10.	THE INTENTION OF THE MEMBERS OF THE MANAGEMENT BOARD AND OF THE SUPERVISORY BOARD TO ACCEPT THE OFFER

At the time of this statement, the Chairman of ADVA’s Management Board, Brian Protiva, holds 401,030, and member of the Management Board, Ulrich Dopfer, 500, ADVA Shares. Both intend to accept the Takeover Offer with regard to all ADVA Shares they hold. The remaining members of the Management Board and of the Supervisory Board do not hold any shares in ADVA.

All four members of the Management Board participate in ADVA’s stock option plan. On the basis of an agreement reached with a service provider, a number of exercisable options are exercised for each member of the Management Board at certain times, with the shares created as a result being sold directly afterwards. The powers of attorney for sale granted to the service provider under the concluded agreement are irrevocable. The members of the Management Board therefore cannot influence neither the exercise of the options nor the subsequent sale of shares resulting from such exercise. Under this stock options programme, the following sales were effected by members of the Management Board (all on October 28, 2021):

Brian Protiva	21,428 shares
Christoph Glingener	20,714 shares
Ulrich Dopfer	15,238 shares

The next exercise window under the stock options programme will open after the Company’s annual general meeting next year. Therefore, there will not be any additional sales of shares created by the exercise of options under this programme before the expiry of the Acceptance Period.

In addition, it must be pointed out that the Chairman of the Management Board, Brian Protiva, holds 36.69% of the share capital of Egora Holding GmbH (whereby it must be taken into account that Egora Holding GmbH holds its own shares amounting to 13.89% of the share capital). According to the most recent voting rights notification (published on 30 November 2017), Egora Holding GmbH held a total of 7,456,749 ADVA Shares. Some of these were held directly, and some indirectly via Egora Investments GmbH. In Section 6.10 of the Offer Document, the Bidder points out that EGORA undertook as part of an irrevocable undertaking to accept the offer for 7,000,000 shares held either directly or indirectly by it.

11.	RECOMMENDATION

Based on the respective reviews performed separately and independently of each other by the Management Board and Supervisory Board, both consider the nature and amount of the Offer Consideration to be fair and appropriate within the meaning of Section 31 para. 1 WpÜG. The comparison with historical stock market prices shown under Section 4.4(b) indicates attractive premiums (such as 33.2% when comparing the stock market prices on the last trading day and 21.9% when comparing the Three-Month Average Price before the publication of the Bidder’s intention to make a public offer). In light of the information in this statement, the overall situation relating to the Takeover Offer as well as the Bidder’s objectives and intentions, the Management Board and Supervisory Board are of the view that the consideration offered by the Bidder is fair and appropriate within the meaning of Section 31 para. 1 WpÜG. When reviewing the appropriateness of the Offer Consideration, they took into account the Fairness Opinions delivered by Jefferies, the financial advisor to ADVA in connection with the business combination, and KPMG.

On this basis, the Management Board and Supervisory Board are both unanimously of the view that the Business Combination is in the best interest of ADVA Optical Networking SE and its shareholders. This is why they endorse and support the Takeover Offer.

Taking into account the above statements, the Management Board and Supervisory Board both unanimously recommend that all ADVA Shareholders accept the Takeover Offer and tender their ADVA Shares for the Takeover Offer.

All ADVA Shareholders must decide for themselves whether and in what scope they will accept the Takeover Offer. In doing so, all relevant circumstances, their individual situation (including their personal and tax situation) and their own personal assessment of the potential future development of ADVA as well as of the intrinsic value and of the stock market price of the ADVA Shares must be taken into account. Subject to applicable statutory provisions, the Management Board and Supervisory Board do not assume any responsibility should the acceptance or non-acceptance of the Takeover Offer have a disadvantageous economic impact on ADVA Shareholders.

Martinsried/Munich, November 23, 2021

ADVA Optical Networking SE

The Management Board                             The Supervisory Board

Annex 1:	Fairness Opinion of Jefferies International Limited
Annex 2:	Fairness Opinion of KPMG

ANNEX 1

FAIRNESS OPINION OF JEFFERIES INTERNATIONAL LIMITED

[Jefferies International Limited Letterhead]

November 23, 2021

The Management Board and

the Supervisory Board

ADVA Optical Networking SE

Campus Martinsried

Fraunhoferstrasse 9a

82152 Martinsried/Munich

Germany

Members of the Management Board and Supervisory Board:

We understand that ADVA Optical Networking SE, a societas europae (SE) incorporated under the laws of the Federal Republic of Germany (the “Company”) has entered into a business combination agreement (the “Business Combination Agreement”) with Adtran, Inc., a Delaware corporation (“Adtran”), Acorn HoldCo, Inc., a Delaware corporation and a wholly owned direct subsidiary of Adtran (“Bidder”) and Acorn MergeCo, Inc., a Delaware corporation and a direct wholly owned subsidiary of Bidder (“Merger Sub”). Pursuant to the Business Combination Agreement, on November 12, 2021, Bidder published a voluntary public exchange takeover offer (freiwilliges öffentliches Übernahmeangebot in Form eines Tauschangebots) (the “Exchange Offer”) within the meaning of Section 29 para. 1, Section 31 para. 2 of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (the “Takeover Act”) to acquire each outstanding no-par value bearer share (auf den Inhaber lautende Stückaktie) of the Company (each a “Company Share”) in exchange for 0.8244 shares of common stock of Bidder, par value $0.01 per share (each, a “Bidder Share”) on the terms and subject to the conditions set forth in the Offer Document – Voluntary Public Takeover (Exchange Offer) published on November 12, 2021 (the “Offer Document”). We understand that, pursuant to the terms of the Business Combination Agreement and of the Offer Document, (i) upon settlement of the Exchange Offer, for each Tendered Target Share (as defined in the Offer Document) 0.8244 Bidder Shares will be transferred to the respective Accepting Target Shareholder (as defined in the Offer Document), (ii) Merger Sub will merge with and into Adtran in accordance with the applicable provisions of the Delaware General Corporation Law, with Adtran surviving the merger as a wholly owned subsidiary of Bidder, and (iii) each share of common stock, par value $0.01 per share, of Adtran (other than shares held in the treasury of Adtran or owned by Bidder) will be converted into the right to receive one Bidder Share (collectively, the “Transaction”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Business Combination Agreement.

You have requested our opinion as to whether the number of Bidder Shares to be received by shareholders of the Company in exchange for Company Shares pursuant to the Exchange Offer is fair, from a financial point of view, to the shareholders of the Company.

In arriving at our opinion, we have, among other things:

(i) reviewed the Business Combination Agreement dated August 30, 2021;

(ii) reviewed an English translation of the Offer Document published on November 12, 2021 issued by Bidder in connection with the Exchange Offer;

(iii) reviewed a draft dated November 22, 2021 of the joint reasoned statement of the Management Board and Supervisory Board of the Company prepared in accordance with section 27 paragraph 1 of the Takeover Act (Gemeinsame begründete Stellungnahme des Vorstands und des Aufsichtsrats);

(iv) reviewed certain publicly available financial and other information regarding the Company and Adtran;

(v) reviewed certain information furnished to us by the management of the Company relating to the business, operations and prospects of the Company, including financial forecasts and analyses under various business assumptions, provided by the management of the Company;

(vi) reviewed certain information furnished to us by the management of the Company relating to the business, operations and prospects of Adtran, including financial forecasts and analyses under various business assumptions with respect to Adtran, provided to us by the management of the Company;

(vii) held discussions with members of the management of the Company concerning the matters described in clauses (iv) through (vi) above;

(viii) reviewed valuation multiples for certain publicly traded companies that we deemed relevant; and

(ix) conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we did not obtain an independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities, of the Company, Adtran or Bidder, nor have we been furnished with any such evaluations, appraisals or physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to, and at your direction, examined by us, we note that projecting future results of any company is inherently subject to uncertainty. With respect to the Company financial forecasts and Adtran financial forecasts provided to us by the management of the Company, you have informed us, and we have assumed, that such financial forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company. We express no opinion as to any financial forecasts or the assumptions on which they are based.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing, and which can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company, Adtran or Bidder and we have assumed the correctness in all respects material to our analysis and opinion of all legal, regulatory, accounting and tax advice given to the Company, the Management Board and/or the Supervisory Board including, without limitation, advice as to the legal, accounting and

2

tax consequences of the terms of, and transactions contemplated by, the Business Combination Agreement and the Offer Document to the Company, Adtran and Bidder. We have assumed that the Transaction will be consummated in accordance with the terms of the Business Combination Agreement and the Offer Document without waiver, modification or amendment of any term, condition or agreement. We have assumed that the acceptance level of the Exchange Offer reaches at least 70% of the outstanding Company Shares. We have also assumed that in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on the Company, Adtran or Bidder or the contemplated benefits of the Transaction in any respect material to our opinion. We express no opinion as to the price at which Bidder Shares will trade at any future time.

Our opinion is not, is not intended to be, and shall not be construed as a valuation report (Wertgutachten) as is typically carried out by qualified auditors (Wirtschaftsprüfer) or independent valuation experts in accordance with German corporate and commercial law. Accordingly, we have not prepared a valuation in accordance with the standards and guidelines for valuation reports prepared by qualified auditors as set by the German Institute of Public Auditors (Institut der Wirtschaftsprüfer in Deutschland e.V., IDW, “IDW”). In particular, our opinion has neither been prepared in accordance with the Principles for the Performance of Business Valuations (Grundsätze zur Durchfuhrung von Unternehmensbewertungen – IDW S 1) nor does our opinion take into account the Principles for the Preparation of Fairness Opinions (Grundsatze fur die Erstellung von Fairness Opinions – IDW S 8), each as published by the IDW from time to time. An assessment regarding solely the fairness, from a financial point of view, differs in material respects from a valuation report or a fairness opinion by qualified auditors or independent valuation experts as well as from financial assessments in general. In addition, we do not express any view on, and our opinion does not address, whether or not the terms and conditions of the Business Combination Agreement and the Offer Document are consistent with the requirements of the Takeover Act and the regulations promulgated thereunder, or comply with any other legal requirements.

It is understood that our opinion is solely for the use and benefit of the Management Board and Supervisory Board of the Company (each in its capacity as such) in their consideration of the Exchange Offer, and our opinion does not address the relative merits of the Transaction as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Management Board and Supervisory Board of the Company to engage in the Transaction. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities other than the Company Shares, creditors or other constituencies of the Company. Our opinion does not constitute a recommendation as to whether or not any security holder should tender shares of the Company in the Exchange Offer or how any security holder should act, with respect to the Exchange Offer or any other matter. This opinion is not addressed to, and may not be relied upon, by any third party, including, without limitation, shareholders, employees or creditors of the Company, Adtran or Bidder. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by the Company to act as financial advisor to the Management Board and Supervisory Board of the Company in connection with the Transaction and will receive a fee for our services. In addition, the Company has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

We and our affiliates in the future may provide financial advisory and/or financing services to the Company, Adtran, the Bidder and/or any other person involved in the Transaction or their respective affiliates, for which services we and our affiliates would expect to receive compensation. We and our affiliates may, in the ordinary course of business, trade or hold securities or financial instruments (including loans and other obligations) of the Company, Bidder, Adtran and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly,

3

may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments. Our opinion may not be used or referred to by the Company, or quoted or disclosed to any persons in any manner, without our prior written consent, except that a copy of our opinion may be included in its entirety in the joint reasoned statement of the Management Board and Supervisory Board of the Company prepared in accordance with section 27 paragraph 1 of the Takeover Act (Gemeinsame begründete Stellungnahme des Vorstands und des Aufsichtsrats) and any filing the Company or Bidder is required to make with the Securities and Exchange Commission in connection with the Transaction.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the number of Bidder Shares to be received by shareholders of the Company in exchange for Company Shares pursuant to the Exchange Offer is fair, from a financial point of view, to the shareholders of the Company.

Very truly yours,

/s/ Jefferies International Limited

JEFFERIES INTERNATIONAL LIMITED

4

ANNEX 2 FAIRNESS OPINION OF KPMG

KPMG AG Wirtschaftsprüfungsgesellschaft

Ganghoferstraße 29 80339 München Postfach 20 11 44 80011 München

KPMG AG Wirtschaftsprüfungsgesellschaft Ganghoferstraße 29 80011 München, Germany	T 089 9282-00 F 089 9282-2000 www.kpmg.de

Private and confidential

ADVA Optical Networking SE

Supervisory Board and Board of Directors

Fraunhofer Str. 9a

82152 Martinsried

Germany

23 November 2021

Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE

Dear Mr Theodosopoulos,

dear Mr Protiva,

in view of the voluntary public takeover offer published on 12 November 2021 pursuant to para. 10 et seq. WpÜG (German Securities Acquisition and Takeover Act) issued by Acorn HoldCo, Inc., Wilmington, Delaware, United States of America (in the following „ACORN HoldCo“ or “bidder”) to the shareholders of ADVA Optical Networking SE, Meiningen/Germany (in the following „ADVA“), and in view of the mandatory statement of board of directors and supervisory board of ADVA in accordance with para. 27 WpÜG we have been engaged by the letter dated 10 August 2021 in our capacity as an independent expert to assess whether the consideration offered by ACORN HoldCo in the form of shares of ACORN HoldCo for shares in ADVA is financially fair from the perspective of the shareolders of ADVA under the terms of the German “Principles for the Preparation of Fairness Opinions” (IDW S 8: Grundsätze für die Erstellung von Fairness Opinions) established by the German Institute of Public Auditors (Institut der Wirtschaftsprüfer in Deutschland e.V., hereinafter “IDW”).

ADVA, founded in 1994, is headquartered in Martinsried, Germany and is a multinational provider of telecommunications equipment, especially for fibre-based transmission technology. The company currently employs approximately 1,900 employees worldwide and operates in four business units (Open Optical Transport Solutions, Programmable cloud access solutions, Network synchronization, Professional services).

ACORN HoldCo is a subsidiary of ADTRAN Inc., a corporation also organized under the laws of Delaware, USA (hereinafter “ADTRAN”), formed on August 10, 2021 under the laws of Delaware, USA. ACORN HoldCo was formed for the purpose of implementing the proposed business combination between ADTRAN and ADVA. Prior to the consummation of the proposed business combination, ADTRAN will also become a subsidiary of ACORN HoldCo through a merger with ACORN MergeCo, Inc. of Delaware, USA (the “Merger Sub”), a wholly-owned direct subsidiary of ACORN HoldCo. The offer shares of the bidder have not yet been admitted to trading on the stock exchange. Therefore, the amount of the offer consideration was determined based on a valuation of the ADTRAN shares. According to the offer document, it is

Aufsichtsratsvorsitzender: WP Ulrich D. Maas; Vorstand: WP StB Klaus Becker (Sprecher), WP StB Boris Schroer (Stellv. Sprecher),

Dr. Vera-Carina Elter, StB Frank W. Grube, WP StB Sven-Olaf Leitz, Christian Rast, WP Christian Sailer, WP Mattias Schmelzer

KPMG AG Wirtschaftsprüfungsgesellschaft, a corporation under German law and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Sitz: Berlin; Handelsregister: Amtsgericht Charlottenburg (HRB 106191 B); USt.- IdNr.: DE 814811803

Bankverbindung: Deutsche Bank AG, IBAN DE98 1007 0000 0239 3387 00, BIC DEUTDEBB

Zertifiziert nach DIN EN ISO 9001, ISO/IEC 27001 und DIN EN ISO 14001

ADVA Optical Networking SE Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE 23 November 2021 irrelevant whether the shares offered as consideration are not ADTRAN shares but bidder shares, as pursuant to the Business Combination Agreement the merger will become effective immediately prior to settlement of the offer. Therefore, at the time of settlement of the offer (after the merger of ADTRAN and Merger Sub), the bidder will, according to the offer document, be the sole shareholder of ADTRAN and will not hold any other shareholdings or engage in any other operating activities or have any other material liabilities or assets. Consequently, the bidder will be economically identical with ADTRAN after the merger (see Section 10.5.1 in connection with 10.2.2 of the offer document).

ADVA will become a subsidiary of ACORN HoldCo as a result of the above exchange offer of ADVA shares for ACORN HoldCo shares. As a result, ADTRAN and ADVA will become subsidiaries of ACORN HoldCo. The shareholders of ADVA who accept the exchange offer will consequently be shareholders of ACORN HoldCo, which in turn will hold the shares in ADVA and ADTRAN.

Following the consummation of the proposed business combination, ACORN HoldCo will change its name to “ADTRAN Holdings, Inc”, its ticker symbol will be “ADTN” and shares of ADTRAN Holdings, Inc. common stock will be listed on Nasdaq and the Frankfurt Stock Exchange. The combined group will account for the transaction as a business combination between ADTRAN and ADVA using the acquisition method of accounting with ADTRAN Holdings, Inc. (formerly ACORN HoldCo) as the accounting acquirer. The historical financial statements of ACORN HoldCo as bidder, or ADTRAN Holdings, Inc. following completion of the proposed business combination, will be those of ADTRAN.

In the bidder‘s Offer Document dated 12 November 2021, the bidder has offered a consideration of 0.8244 shares for every each share in ADVA („consideration offered“) to ADVA‘s shareholders. Due to the structuring of the overall transaction as described above, we have assessed the exchange ratio based on the value ratios between ADVA and ADTRAN.

We have performed this engagement in accordance with the principles set out by the IDW S 8. Accordingly, we assessed the financial fairness of the consideration offered according to the standards set out in IDW S 8. Within the scope of our plausibility and consistency checks as well as benchmarking analyses, we referred to IDW Practice Note 2/2017 (German “Assessment of a Business Plan in Valuation, Restructuring, Due Diligence and Fairness Opinion”, hereinafter “IDW Practice Note 2/2017”).

We carried out this engagement in the capacity as an independent expert.

The Fairness Opinion for the assessment of the financial fairness takes into account the facts and circumstances known up to 23 November 2021. Events or information occurring after 23 November 2021 are not reflected in this assessment of the financial fairness of the bidder´s exchange offer for the shares of ADVA.

We draw attention to the fact that it was not part of our work to provide an opinion on the legal and tax aspects of the anticipated voluntary public takeover offer in the sense of a legal or tax opinion. The assessment of the fairness is limited to the purely financial aspects of the voluntary public takeover offer. Furthermore, we would like to point out that the investigations carried out by us within the scope of the preparation of the Fairness Opinion differ substantially in their scope and objectives from an audit of the

ADVA Optical Networking SE Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE 23 November 2021 financial statements, a due diligence, an expert opinion in accordance with IDW S 1 or similar examinations. Accordingly, the Fairness Opinion is not an audit opinion or any other certificate or confirmation relating to the financial statements, the internal control system, the planning system or the business plans. We accept no responsibility for the realization of the business plan or the respective underlying assumptions. We neither audited nor reviewed the information and documents underpinning the Fairness Opinion according to the engagement.

Our reporting includes a Valuation Memorandum in addition to this Opinion Letter. The Valuation Memorandum sets out in detail the main conclusions of our work.

Our Fairness Opinion is solely prepared for the Board of Directors and the Supervisory Board of ADVA in context with their statement on the transaction according to para. 27 WpÜG. It is not a substitute for the requirement of ADVA’s board of directors and supervisory board’s independent assessment whether the conditions of the transaction are financially fair as part of their duty of care. Our Fairness Opinion does not contain any recommendation as to whether bidder’s offer should be accepted by shareholders of ADVA or not. Also, it does not express any opinion as to whether the statement according to para. 27 WpÜG is comprehensive and correct or to whether the conditions of the transaction are in compliance with legal requirements.

Our Fairness Opinion will only be issued in connection with the planned transaction and in principal is only meant for ADVA.

Release to individual parties

Subject to our prior written approval, the Fairness Opinion (Opinion Letter and Valuation Memorandum) may, in their full version only, be released to third parties.

The release is conditional upon the third party agreeing in writing to accept our standard release letter. Third parties for the purposes of this agreement do not include your auditors and your professional advisors advising you in connection with this transaction provided that they have a duty of confidentiality to you and that you will not release such professional advisors from this duty of confidentiality to you without our prior written consent.

In case you request us either in a letter, by E-Mail or Fax to release our report to a third party you release us from any and all confidentiality requirements with respect to these parties.

Release to multiple parties

In case you wish to append the Fairness Opinion (Opinion Letter) to the Substantiated Statement Pursuant to Sec. 27 (1) sentence 1 WpÜG, make the Fairness Opinion (Opinion Letter) publicly available or make reference to the Fairness Opinion in a publicly available document, we declare our consent under the provision that you adhere to the regulations / requirements of sec. 19 of IDW S 8 and that you agree to hold us harmless from any claims from third parties and costs that may arise as a consequence of the publication of our Fairness opinion or public reference thereto.

ADVA Optical Networking SE Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE 23 November 2021

Our work was carried out subject to the General Engagement Terms for Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften as of 1 January 2017.

1	Financial fairness of the consideration offered

There is no legal definition of the term “fairness” given by WpÜG. According to IDW S 8 (sub-section 57), a consideration per share offered is assessed as ‘financially fair’, if it lies within or above a range of values determined by applying an income approach and reference transaction prices (the “benchmarking” function).

The financial fairness of the consideration offered has been assessed from the perspective of ADVA’s shareholders. Fairness Opinions do not express an opinion as to whether a more advantageous consideration could be achieved with another party.

2	Opinion date

Opinion date is 23 November 2021, at which the ADVA’s board directors and supervisory board comment to the transaction according to para. 27 WpÜG.

As we finalized our assessment of the financial fairness on 23 November 2021 we informed the Management Board of ADVA that any changes of assumptions in our evaluation due to new information or findings may lead to a change in the assessment of the financial fairness.

3	Engagement execution and basic information

We carried out our work over the period from 10 August to 23 November 2021 in our own offices.

Our work was performed on the basis of information provided to us by ADVA as well as publicly available information. ADVA is solely responsible for the accuracy and completeness of the information provided to us. We undertook steps to satisfy ourselves, to the extent possible, that the information we used in our work is consistent with other information which was made available to us. We have not, however, sought to establish the accuracy and completeness of the information provided and the reliability of the sources.

ADVA Optical Networking SE Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE 23 November 2021

The current economic conditions are characterized by a high degree of uncertainty due to the global spread of the Covid-19 virus and the economic consequences resulting from the protective measures against the virus. The consequences for the national economy, individual sectors and individual companies are currently very difficult to estimate and vary greatly depending on the country, sector and company. In the context of the activities carried out as part of the preliminary assessment of financial fairness, the effects of the Covid-19 crisis have been discussed with management and taken into account to the best of our knowledge and belief. In doing so, we have taken into account the professional note of the Professional Committee on Business Valuation and Economics (German “Fachausschusses für Unternehmensbewertung und Betriebswirtschaft „, „FAUB”) “Effects of the spread of the coronavirus on business valuations“ (German: “Auswirkungen der Ausbreitung des Coronavirus auf Unternehmensbewertungen“), dated 25 March 2020. However, the general conditions can change considerably at short notice with possibly positive or negative effects on ADVA and ADTRAN and the determined company values. We are under no obligation to update our report for new facts and information.

In the course of the engagement, we have had several conversations with the Board of Directors and senior executives of ADVA and ADTRAN and other key contacts provided by the management. Key aspects of our discussions with ADVA and ADTRAN managements’ were the evaluation of the performance of the business to date, as well as their assessment of future performance and the business plans of ADVA and ADTRAN. We would like to point out that the preparation of the respective business plans (including the factors and assumptions on which they are based) are the sole responsibility of ADVA and ADTRAN.

In particular, we performed the following:

Phase 1: Analysis of relevant information concerning ADVA’s and ADTRAN’s business as well as analysis of the transaction terms and conditions:

•	Review of the voluntary public takeover offer provided to us

•	Development of an understanding of the business model of ADVA and ADTRAN

•	Analysis of the relevant financial information (financial statements, business plans, other financial data) of ADVA and ADTRAN

•	Assessment of the plausibility of the business plans and discussions with the Executive Board of ADVA and ADTRAN about the expected future development as well as the market and competitive situation

•	Analysis of prepared planning scenarios and development of further planning scenarios based on own investigations and findings for ADVA and ADTRAN

•	Analysis of the transaction process

Phase 2: Assessment of the financial fairness of the consideration offered based on the following steps:

•	Application of capital value-oriented valuation methods (discounted cash flow method)

ADVA Optical Networking SE Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE 23 November 2021

•

Application of a market approach (e.g. analysis of share prices, Trading-multiples based on key performance indicators of comparable listed companies or comparable transactions) to the extent reasonable possible

•	Analysis of further capital or transaction market-related information, e.g. analysts’ target share prices for ADVA and ADTRAN

ADVA’s board of directors has confirmed that we were provided with a complete and accurate set of documents and information for the purposes of this engagement.

4	Benchmarks for evaluation of financial fairness

In determining a range of values using a discounted cash flow approach and market-based reference prices, we utilized the following methodologies:

•	Discounted cash flow approach

•

Determination of the market value of the equity of ADVA under the premise of a stand-alone valuation on the basis of the business plan submitted by the management as well as sensitivity analyses for the market value of the equity of ADVA based on the performance of a simulation analysis for key parameters of the business plan

•

Determination of the market value of the equity of ADTRAN under the premise of a stand-alone valuation on the basis of the business plan submitted by the management as well as sensitivity analyses for the market value of the equity of ADTRAN based on the performance of a simulation analysis for key parameters of the business plan

•	Market-based reference prices

•	Analysis of listed share price developments for ADVA and ADTRAN

•	Trading-Multiples for ADVA and ADTRAN

•	Transactions-Multiples for ADVA and ADTRAN

•	Analyst target share prices for ADVA and ADTRAN

The validity of the reference prices (market-based approach) depends on the degree of comparability between the chosen reference companies/transactions and ADVA and ADTRAN.

As ADVA and ADTRAN are unique with respect to several characteristics of its business (e.g. operating margin profile, sales channels, product mix and respective exposure to potential competitors), a higher weight was given to the results from the discounted cash flow approach. In addition, this approach is consistent with the specific objective of a Fairness Opinion in accordance with para. 27 WpÜG (see IDW S 8, Tz. 57).

ADVA Optical Networking SE Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE 23 November 2021

The capital value-oriented valuation procedures for ADVA and ADTRAN were carried out under the premise of a continuation of business on the basis of the respective existing business model. This approach is in line with IDW S 8 (sub-section 41). This requirement links the criterion of financial fairness with the requirement that the seller of a company must not worsen its financial situation by carrying out the financial transaction compared to a continuation of the company. Furthermore, any synergies or other integration effects of the acquisition on the part of the acquirer are not part of the capital value-oriented procedure for ADVA. Furthermore, the buyer should not be in a worse financial position than if it did not carry out the transaction. Our analysis was therefore carried out on the basis of the business continuations of ADVA and ADTRAN. Possible effects from (dis)synergies or other disintegration effects that may arise after the transaction were therefore not included in the market value calculations.

5	Income approach (Discounted cash flow approach)

Valuation approach

In line with the individual business activities of ADVA and ADTRAN, we assume the income approach (discounted cash flow approach) to be preferential to evaluate the consideration offered. We applied the Total Cashflow approach (WACC-TCF approach) for our analyses, which is part of the discounted cash flow method.

Under the WACC-TCF approach, the business value of a company with purely financial objectives is based on the present value of the company’s future cash flows that are available to company owners. Basis for the valuation were the business plans for ADVA and ADTRAN under the premise of a business continuation. The business plan for ADVA was approved by the Board of Directors of ADVA during July 2021, comprising a profit and loss account, balance sheet and cash flow statement. The business plan for ADTRAN was approved by the Board of Directors of ADTRAN during July 2021. Also, it consists of a profit and loss account, balance sheet and cash flow statement. We analyzed the business plan according to IDW S 8 which also involved plausibility and consistency assessments as well as benchmarking analyses based on IDW Practice Note 2/2017. We additionally performed sensitivity analyses for selected parameters in the context of the income approach. By varying selected key parameters, the operating risk which is underlying the future business can be analyzed in a more transparent manner compared to an analysis of a single valuation result. We concluded that the income approach constitutes an appropriate basis to determine subjective decision values from a technical and methodological perspective.

Under the WACC-TCF approach, the enterprise value is first derived by discounting the future cash flows (“total cash flows”) that the company can generate to the valuation date. These future total cash flows are the financial surpluses that are available to all capital providers (equity and debt providers) of the company. By deducting the market value of the net debt (net financial liabilities), the equity value is obtained. The financial planning is divided into two phases. The first phase (detailed planning phase) includes the budget

ADVA Optical Networking SE Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE 23 November 2021 of the current year 2021 and a period of five planning years. In the detailed planning phase, the planning parameters are regularly used individually to forecast the financial surpluses. The planning years of the second phase (so-called sustainable phase or perpetuity) are usually based—starting from the detailed planning phase—on long-term extrapolations of trend developments. In this context, it is necessary to examine whether the asset, financial and earnings situation of the companies to be valued is in a so-called steady state after the detailed planning phase or whether the annual financial surpluses are still changing, but a variable that is assumed to be constant or growing at a constant rate adequately represents the changing financial surpluses (in financial mathematical terms).

In order to calculate the entity value, anticipated future total cash flows are discounted as at the opinion date at an appropriate discount rate. The discount rate reflects the return on an alternative investment which compares to an investment in the valuation object, provided that the two investments are equivalent in terms of maturity, risk and taxation. The total cash flows are discounted with weighted average cost of capital (WACC-TCF) based on a weighted average of the yield requirements of the providers of equity and net debt. The weighted average cost of capital is calculated as the arithmetic mean of cost of equity and cost of net debt. The weightings of these components are the corresponding percentages of the market values of equity and net debt in relation to the entity value. When applying the WACC-TCF approach, the corporate tax relief resulting from interest expenses is already accounted for by the recognition of the cash effective corporate tax payments within the total cash flows. For this reason, the cost of debt must not be adjusted for the corporate tax burden when deriving the WACC-TCF. In the sustainable period, the WACC-TCF is reduced by the terminal growth rate.

Any items that cannot be considered in discounted cash flow, either as a whole or in part, will generally be assessed separately and then added to the discounted cash flow. These special items include not only non-operating assets, but also certain financial assets and tax effects. Non-operating assets are any assets that can be sold without affecting the business operations. ADVA has no significant non-operating assets. For ADTRAN, we have determined a special value for an administrative building owned by ADTRAN but partially not occupied.

Based on the benchmarking analyses in accordance with IDW note 2/2017, we identified selected key parameters of the business plan that we considered further in a sensitivity analysis. Applying the Monte-Carlo simulation, the parameters were varied within a pre-defined range and the respective discounted cash flow results were used to derive a bandwidth of income-based valuation results, each for ADVA and ADTRAN.

6	Market approach

We applied the following market approaches to determine market-based reference prices:

•	analysis of listed share price development as well as target share prices by analysts for ADVA and ADTRAN,

ADVA Optical Networking SE Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE 23 November 2021

•	Trading multiples on the basis of comparable listed companies and

•	Transaction multiples on the basis of transactions of comparable companies

Analysis of listed share price development

In general, share prices have to be analyzed to assess the financial fairness of transaction prices (IDW S 8, sub-section 26). The analysis of share prices of the transaction target provides the opportunity to compare transaction prices with expectations at capital markets. However, the significance of a company’s share price may be limited due to potential impacts of special circumstances (e.g. marketability, insufficient trading or potential manipulation of share prices). Therefore, it may be appropriate to determine average share prices.

In case of public takeover and acquisition offers, para. 31 WpÜG stipulates that the bidder has to offer an appropriate minimum consideration to be determined according to para. 31 WpÜG in conjunction with para. 3 ff. WpÜGAngebV (German Ordinance on the Content of the Tender Document, the Consideration for Takeover Offers and Mandatory Offers and the Exemption from the Duty to Publish and Submit an Offer) et seq. In case of share listings at a German stock exchange, the minimum consideration is in principle the volume-weighted average share price during the last three months before the announcement of the acquisition offer and the announcement of achieving control respectively (para. 5 sec. 1 and 3 WpÜGAngebV in conjunction with para. 10 sec. 1 sent. 1 and para. 35 sec. 1 sent. 1 WpÜG respectively). Hence, the share price is a benchmark for assessing financial fairness of transaction prices. In an analogous procedure, we have compared the minimum value for ADVA resulting from the above regulations with the corresponding stock exchange price of ADTRAN.

According to the bidder’s offer document dated 12 November 2021 and approved by the German Federal Financial Supervisory Authority (“BaFin”), BaFin has determined a legal minimum consideration of 0.6761 HoldCo shares for every share in ADVA. The determination of the legal minimum consideration is based on the volume weighted three-months average share price before 29 August 2021.

As the stock exchange price could be influenced by the offer process, we have analysed the stock exchange price for various periods both before and after the announcement of the offer by bidder. In doing so, the provisions of the WpÜGAngebV have been observed.

Special factors that could affect the stock exchange price were considered in the analysis.

To analyze the development of share prices of the transaction target, we have analyzed volume-weighted average share price of the last one-, three-, six-, twelve- and 36 months.

ADVA Optical Networking SE Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE 23 November 2021

Trading-Multiples

When applying trading multiple analyses, the assessment is based on market prices of comparable listed companies (“trading multiples”). For this, the financial reference value of the valuation object (e.g. EBITDA, EBIT) is multiplied by market-based multiples. The market-based multiples are calculated as ratio of market price or entity value to the corresponding financial reference value of the peer group company.

The trading multiples were derived for a set of peer group companies which coincide with the peer group of comparable and listed companies that was used for the determination of the beta factor in the discounted cash flow approach. We used also those peer group companies, which were eliminated in the beta factor analysis due to statistical reasons.

For ADVA and ADTRAN, the operating result after depreciation and amortisation, EBIT (= earnings before interest and taxes) were used as the relevant earnings figure. The respective total enterprise value is calculated on the basis of the above earnings figures for ADVA and ADTRAN. Finally, the respective market value of equity is derived by subtracting all interest-bearing liabilities and minority interests and by adding cash and cash equivalents and other interest-bearing assets. We have taken into account special values analogously to the discounted cash flow method.

In general, the significance of comparable company analyses is limited even when comparing companies in the same industry or companies that are operating in closely related industries. This can be attributed to different portfolios or segments in business, difference in size, different business policy or further influences impacting the business value.

In the case at hand and based on our analysis, we consider the relevance of the comparable company analysis to be limited due to the heterogeneous structure of the business segments and portfolios of peer group companies. Trading multiples were therefore not applied as a primary benchmark to assess the financial fairness of the consideration offered.

Transaction multiples

When applying transaction multiple analyses, the assessment is based on transaction prices of comparable transactions. For this, the sustainable financial reference value of the valuation object (e.g. EBITDA, EBIT) is multiplied by multiples derived from comparable transaction. These transaction multiples are calculated as ratio of transaction price or entity value to the corresponding financial reference value of the company subject to the reference transaction.

Depending on the financial reference value, the entity value or the equity value of valuation object are determined. We based the transaction multiple analyses on EBIT data to determine the entity value of ADVA and ADTRAN. Deducting interest-bearing debt and minority interest and adding cash and cash equivalents as well as other interest-bearing assets results in the equity value. We have taken special values into account analogous to the discounted cash flow method.

ADVA Optical Networking SE Fairness Opinion regarding the voluntary public takeover offer issued by Acorn HoldCo, Inc. for the shares in ADVA Optical Networking SE 23 November 2021

For the purpose of analyzing selected transactions, we have researched transactions in the same or a similar industry from the period 2016 to 2021.

In general, the significance of comparable transaction analyses is limited due to individual influences (strategic purpose, expectations) from buyers’ side in each case. Overlapping in business portfolios or individual expectations on synergies are of significant importance.

Due to limited comparability of reference transactions and the lack of necessary publicly available information, especially with respect to the individual expectations on synergies, transaction multiples were not applied as a primary benchmark to assess financial fairness of the consideration offered.

7	Analysis of supplementary information related to capital and transaction markets

As supplementary information, we analyzed target share prices issued by financial analysts for ADVA and ADTRAN during the period 28 May 2021 and 27 August 2021.

8	Opinion

Based on our work performed in accordance with IDW S 8, it is our opinion, that the consideration offered of 0.8244 ACORN HoldCo shares for one ADVA share is financially fair from the perspective of ADVA shareholders within the meaning of IDW S 8.

This English version serves only as an explanatory note and shall not be signed by us.

In case of any inconsistencies between the German and English version of our Fairness Opinion,

the German version shall prevail.

Enclosure

General Engagement Terms for Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften as of 1 January 2017

[Translator’s notes are in square brackets] General Engagement Terms for WirtschaftsprLifer and Wirtschaftspriifungsgesellschaften [German Public Auditors and Public Audit Firms] as of January 1, 2017 1. Scope of application (1) These engagement terms apply to contracts between German Public Auditors (Wirtschaftsprufer) or German Public Audit Firms (Wiitschaftspriifungsgesellschaften) - hereinafter collectively referred to as ‘‘German Public Auditors” - and their engaging parties for assurance services, tax advisory services, advice on business matters and other engagements except as otherwise agreed in writing or prescribed by a mandatory rule. (2) Third parties may derive claims from contracts between German Public Auditors and engaging parties only when this is expressly agreed or results from mandatory rules prescribed by law. In relation to such claims, these engagement terms also apply to these third parties. 2. Scope and execution of the engagement (1) Object of the engagement is the agreed service - not a particular economic result. The engagement will be performed in accordance with the German Principles of Proper Professional Conduct (Grundsatze ord- nungsma&iger Berufsausubung). The German Public Auditor does not assume any management functions in connection with his services. The German Public Auditor is not responsible for the use or implementation of the results of his services. The German Public Auditor is entitled to make use of competent persons to conduct the engagement. (2) Except for assurance engagements (betriebswirtschaftliche Prufungeri), the consideration of foreign law requires an express written agreement. (3) If circumstances or the legal situation change subsequent to the release of the final professional statement, the German Public Auditor is not obli¬gated to refer the engaging party to changes or any consequences result¬ing therefrom. 3. The obligations of the engaging party to cooperate (1) The engaging party shall ensure that all documents and further infor¬mation necessary for the performance of the engagement are provided to the German Public Auditor on a timely basis, and that he is informed of all events and circumstances that may be of significance to the performance of the engagement. This also applies to those documents and further information, events and circumstances that first become known during the German Public Auditors work. The engaging party will also designate suitable persons to provide information. (2) Upon the request of the German Public Auditor, the engaging party shall confirm the completeness of the documents and further information provided as well as the explanations and statements, in a written statement drafted by the German Public Auditor. 4. Ensuring independence (1) The engaging party shall refrain from anything that endangers the independence ofthe German Public Auditor’s staff. This applies throughout the term ofthe engagement, and in particular to offers of employment or to assume an executive or non-executive role, and to offers to accept en¬gagements on their own behalf. (2) Were the performance of the engagement to impair the independence ofthe German Public Auditor, of related firms, firms within his network, or such firms associated with him, to which the independence requirements apply in the same way as to the German Public Auditor in other engage¬ment relationships, the German Public Auditor is entitled to terminate the engagement for good cause. 5. Reporting and oral information To the extent that the German Public Auditor is required to present results in writing as part ofthe work in executing the engagement, only that written work is authoritative. Drafts are non-binding. Except as otherwise agreed, oral statements and explanations by the German Public Auditor are binding only when they are confirmed in writing. Statements and information ofthe German Public Auditor outside ofthe engagement are always non-binding. 6. Distribution of a German Public Auditors professional statement (1) The distribution to a third party of professional statements ofthe Ger¬man Public Auditor (results of work or extracts ofthe results of work wheth¬er in draft or in a final version) or information about the German Public Auditor acting for the engaging party requires the German Public Auditor’s written consent, unless the engaging party is obligated to distribute or inform due to law or a regulatory requirement. (2) The use by the engaging party for promotional purposes ofthe German Public Auditor’s professional statements and of information about the German Public Auditor acting for the engaging party is prohibited. 7. Deficiency rectification (1) In case there are any deficiencies, the engaging party is entitled to specific subsequent performance by the German Public Auditor. The engaging party may reduce the fees or cancel the contract for failure of such subsequent performance, for subsequent non-performance or unjusti¬fied refusal to perform subsequently, or for unconscionability or impossibil¬ity of subsequent performance. If the engagement was not commissioned by a consumer, the engaging party may only cancel the contract due to a deficiency if the service rendered is not relevant to him due to failure of subsequent performance, to subsequent non-performance, to unconscion¬ability or impossibility of subsequent performance. No. 9 applies to the extent that further claims for damages exist. (2) The engaging party must assert a claim for the rectification of deficien¬cies in writing (Textform) [Translators Note: The German term “Textform” means in written form, but without requiring a signature] without delay. Claims pursuant to paragraph 1 not arising from an intentional act expire after one year subsequent to the commencement ofthe time limit under the statute of limitations. (3) Apparent deficiencies, such as clerical errors, arithmetical errors and deficiencies associated with technicalities contained in a German Public Auditor’s professional statement (long-form reports, expert opinions etc.) may be corrected - also versus third parties - by the German Public Auditor at any time. Misstatements which may call into question the results contained in a German Public Auditors professional statement entitle the German Public Auditor to withdraw such statement - also versus third parties. In such cases the German Public Auditor should first hear the engaging party, if practicable. 8. Confidentiality towards third parties, and data protection (1) Pursuant to the law (§ [Article] 323 Abs 1 [paragraph 1] HGB [German Commercial Code: Handefsgesetzbuch], § 43 WPO [German Law regulat¬ing the Profession of Wirtschaftsprufer: Wirtschaftspruferordnung], § 203 StGB [German Criminal Code: Strafgesetzbuch]) the German Public Auditor is obligated to maintain confidentiality regarding facts and circum¬stances confided to him or of which he becomes aware in the course of his professional work, unless the engaging party releases him from this confi¬dentiality obligation. (2) When processing personal data, the German Public Auditor will observe national and European legal provisions on data protection. 9. Liability (1) For legally required services by German Public Auditors, in particular audits, the respective legal limitations of liability, in particular the limitation of liability pursuant to § 323 Abs. 2 HGB, apply. (2) Insofar neither a statutory limitation of liability is applicable, nor an individual contractual limitation of liability exists, the liability ofthe German Public Auditor for claims for damages of any other kind, except for dam¬ages resulting from injury to life, body or health as well as for damages that constitute a duty of replacement by a producer pursuant to § 1 ProdHaftG [German Product Liability Act: Produkthaftungsgesetz], for an individual case of damages caused by negligence is limited to € 4 million pursuant to §54 a Abs. 1 Nr. 2 WPO. (3) The German Public Auditor is entitled to invoke demurs and defenses based on the contractual relationship with the engaging party also towards third parties. Lizensiert fur/Licensed to: KPMG AG | 5218980

(4) When multiple claimants assert a claim for damages arising from an existing contractual relationship with the German Public Auditor due to the German Public Auditor’s negligent breach of duty, the maximum amount stipulated in paragraph 2 applies to the respective claims of all claimants collectively. (5) An individual case of damages within the meaning of paragraph 2 also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty regardless of whether the damages occurred in one year or in a number of successive years. In this case, multiple acts or omissions based on the same source of error or on a source of error of an equivalent nature are deemed to be a single breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the German Public Auditor is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law. (6) A claim for damages expires if a suit is not filed within six months subsequent to the written refusal of acceptance of the indemnity and the engaging party has been informed of this consequence. This does not apply to claims for damages resulting from scienter, a culpable injury to life, body or health as well as for damages that constitute a liability for replace¬ment by a producer pursuant to § 1 ProdHaftG. The right to invoke a plea of the statute of limitations remains unaffected. 10. Supplementary provisions for audit engagements (1) If the engaging party subsequently amends the financial statements or management report audited by a German Public Auditor and accompanied by an auditor’s report, he may no longer use this auditor’s report. If the German Public Auditor has not issued an auditor’s report, a reference to the audit conducted by the German Public Auditor in the management report or any other public reference is permitted only with the German Public Auditor’s written consent and with a wording authorized by him. (2) If the German Public Auditor revokes the auditor’s report, it may no longer be used. If the engaging party has already made use of the auditor’s report, then upon the request of the German Public Auditor he must give notification of the revocation. (3) The engaging party has a right to five official copies of the report. Additional official copies will be charged separately. 11. Supplementary provisions for assistance in tax matters (1) When advising on an individual tax issue as well as when providing ongoing tax advice, the German Public Auditor is entitled to use as a correct and complete basis the facts provided by the engaging party - especially numerical disclosures; this also applies to bookkeeping en-gagements. Nevertheless, he is obligated to indicate to the engaging party any errors he has identified. (2) The tax advisory engagement does not encompass procedures required to observe deadlines, unless the German Public Auditor has explicitly accepted a corresponding engagement. In this case the engaging party must provide the German Public Auditor with all documents required to observe deadlines - in particular tax assessments - on such a timely basis that the German Public Auditor has an appropriate lead time. (3) Except as agreed otherwise in writing, ongoing tax advice encompasses the following work during the contract period: a) preparation of annual tax returns for income tax, corporate tax and business tax, as well as wealth tax returns, namely on the basis of the annual financial statements, and on other schedules and evidence documents required for the taxation, to be provided by the engaging party b) examination of tax assessments in relation to the taxes referred to in (a) c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b) d) support in tax audits and evaluation of the results of tax audits with respect to the taxes referred to in (a) e) participation in petition or protest and appeal procedures with respect to the taxes mentioned in (a). In the aforementioned tasks the German Public Auditor takes into account material published legal decisions and administrative interpretations. (4) If the German Public auditor receives a fixed fee for ongoing tax advice, the work mentioned under paragraph 3 (d) and (e) is to be remunerated separately, except as agreed otherwise in writing. (5) Insofar the German Public Auditor is also a German Tax Advisor and the German Tax Advice Remuneration Regulation (Steuerheratungsvergii- tungsverordnung) is to be applied to calculate the remuneration, a greater or lesser remuneration than the legal default remuneration can be agreed in writing (Texfform). (6) Work relating to special individual issues for income tax, corporate tax, business tax, valuation assessments for property units, wealth tax, as well as all issues in relation to sales tax, payroll tax, other taxes and dues requires a separate engagement. This also applies to: a) work on non-recurring tax matters, e g. in the field of estate tax, capital transactions tax, and real estate sales tax; b) support and representation in proceedings before tax and administra¬tive courts and in criminal tax matters; C) advisory work and work related to expert opinions in connection with changes in legal form and other re-organizations, capital increases and reductions, insolvency related business reorganizations, admis¬sion and retirement of owners, sale of a business, liquidations and the like, and d) support in complying with disclosure and documentation obligations. (7) To the extent that the preparation of the annual sales tax return is undertaken as additional work, this includes neither the review of any special accounting prerequisites nor the issue as to whether all potential sales tax allowances have been identified. No guarantee is given for the complete compilation of documents to claim the input tax credit. 12. Electronic communication Communication between the German Public Auditor and the engaging party may be via e-mail. In the event that the engaging party does not wish to communicate via e-mail or sets special security requirements, such as the encryption of e-mails, the engaging party will inform the German Public Auditor in writing (Texfform) accordingly. 13. Remuneration (1) In addition to his claims for fees, the German Public Auditor is entitled to claim reimbursement of his expenses; sales tax will be billed additionally. He may claim appropriate advances on remuneration and reimbursement of expenses and may make the delivery of his services dependent upon the complete satisfaction of his claims. Multiple engaging parties are jointly and severally liable. (2) If the engaging party is not a consumer, then a set-off against the German Public Auditor’s claims for remuneration and reimbursement of expenses is admissible only for undisputed claims or claims determined to be legally binding. 14. Dispute Settlement The German Public Auditor is not prepared to participate in dispute settle¬ment procedures before a consumer arbitration board (Verhraucherschfich- tungsstefle) within the meaning of § 2 of the German Act on Consumer Dispute Settlements ( Verhraucherstreitheiiegungsgesetz). 15. Applicable law The contract, the performance of the services and all claims resulting therefrom are exclusively governed by German law. Lizensiert fur/Licensed to: KPMG AG | 5218980